Exhibit 99.2

NORBORD / 2016

ANNUAL REPORT

NORBORD 2016 ANNUAL REPORT

Norbord Inc. is the world’s largest producer of oriented strand board (OSB), with assets of $1.8 billion. We employ approximately 2,600 people at 17 plant locations in the US, Canada and Europe.

Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol OSB.

North America

13 Mills

Norbord manufactures OSB for home construction, repair and remodelling, and industrial use. The world’s largest OSB producer, Norbord owns 13 OSB mills in North America located in the Southern US, Western Canada, Quebec, Ontario and Minnesota. Norbord employs approximately 1,750 people in North America.

Europe

4 Mills

Norbord is the UK’s largest producer of wood-based panel products, and its European mills manufacture a range of OSB, medium density fibreboard (MDF) and particleboard products for the home construction, furniture and do-it-yourself markets. In Europe, the Company employs approximately 850 people and operates three mills in the UK and one in Belgium.

CONTENTS

Financial Highlights	1

Letter to Shareholders	2

2016 Financial Table of Contents	5

Management’s Discussion and Analysis	6

Consolidated Financial Statements	44

Five-Year Historical Review	75

Selected Quarterly Information	76

Glossary	78

Board of Directors	79

Senior Management	79

Corporate Information	80

Unless otherwise noted, all information in this annual report is as of February 2, 2017.

    NORBORD 2016 ANNUAL REPORT

Financial Highlights

Years ended December 31 (US $ millions, except per share information, unless otherwise noted)	2016	2015	2014
SALES AND EARNINGS
Sales	1,766	1,509	1,601
Operating income	280	31	30
Adjusted EBITDA(1)	383	122	115
Earnings (loss)	183	(56)	(39)
Adjusted earnings (loss)(1)	175	(14)	(17)
PER COMMON SHARE EARNINGS
Earnings (loss), basic(2)	2.14	(0.66)	(0.46)
Adjusted earnings (loss), basic(1,3)	2.04	(0.17)	(0.20)
Dividends declared(4)	0.40	0.70	2.40

BALANCE SHEET
Total assets	1,799	1,633	1,802
Long-term debt(5)	746	745	748
Net debt for financial covenant purposes(1,6)	619	751	418
Net debt to capitalization, market basis(1,6)	25%	32%	26%
Net debt to capitalization, book basis(1,6)	41%	51%	51%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	5,888	5,497	5,266
Europe	1,779	1,740	1,663
Indicative average OSB price
North Central ($/Msf–7/16”)	269	209	218
South East ($/Msf–7/16”)	245	187	188
Western Canada ($/Msf–7/16”)	234	169	196
Europe (€/m3)(7)	233	224	262

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	27%	9%	8%
Return on equity (ROE)(1)	30%	(2)%	(2)%
Cash provided by operating activities	313	24	16
Cash provided by operating activities per share(1)	3.66	0.28	0.19

Stock price (TSX) (C $)
High	35.67	29.07	32.92
Low	19.90	19.14	20.82
Close	33.91	26.95	26.34
Average daily stock TSX trading volume (in thousands)	177	222	201
Average daily stock NYSE trading volume (in thousands)(8)	12	—	—

(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 39.
(2)	Basic and diluted earnings (loss) per share are the same except diluted earnings per share for 2016 is $2.13.
(3)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for 2016 is $2.03.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	Includes current and non-current long-term debt.
(6)	2014 figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.
(7)	European indicative average OSB price represents the gross delivered price to the largest continental market.
(8)	Norbord listed its shares on NYSE effective February 19, 2016.

NORBORD 2016 ANNUAL REPORT    1

To Our Shareholders,

Fiscal 2016 was a very good year for Norbord as we saw strong operational performance across our portfolio of mills combined with robust market conditions for our products, particularly in North America. With improving North American osb demand and prices through most of the year and above-trend pricing through the seasonally slower fourth quarter, we more than tripled our Adjusted ebitda in 2016.

I am pleased to see this strong financial performance reflected in our share price, with our stock up more than 25% year-over-year.

I am also encouraged to see some traction from the dual listing of our shares on the New York Stock Exchange (NYSE) last February. We have seen a steady increase in our trading volumes on the NYSE, reflecting our growing US investor base. Our stock is also garnering increased analyst attention, evidenced by BMO Capital Markets and CIBC World Markets initiating research coverage of Norbord in March.

2016 IN REVIEW: STRONG OPERATIONAL PERFORMANCE, FAVOURABLE MARKET DYNAMICS

Our prime focus remains the efficient operation of our assets and the prudent stewardship of shareholders’ capital. In 2016, we made continued progress on “controlling our controllables” thanks to the hard work and commitment of our employees:

Production – We increased total production volume by 6%, with annual records at seven of our mills.

Costs – We delivered our full target of $45 million in cumulative annualized synergies within six quarters of our merger with Ainsworth, and continued to deliver Margin Improvement Program savings across our mills.

Growth – We made significant progress with the modernization and expansion of our Inverness mill to serve growing European OSB demand, and expect first production in the second half of 2017. We also completed a strategic mill exchange in Quebec which better aligns our portfolio of northern mills with our business strategy.

Balance sheet – We significantly reduced our financial leverage, decreasing our net debt-to-capitalization ratio by 10% from the prior year, and ending the year with $161 million in cash on our balance sheet and undrawn liquidity lines. Further, we will use our strong cash flow to permanently repay $200 million in debt this month.

Our strong performance was delivered against a backdrop of favourable market dynamics.

North American OSB demand improved through the year, driven by the continued rise in US housing starts and a generally robust economic environment. APA–The Engineered Wood Association data showed that demand on North American OSB mills increased by 7% in 2016. Norbord’s North American OSB shipments also increased by 7% and we saw growth in each of our product categories: commodity, value-added housing, and specialty (including our Asian export volumes). Further, over 75% of our increased sales volume went into value-added and specialty product applications. The benchmark North Central average OSB price increased 29%, which combined with our higher sales volume, drove the lion’s share of our Adjusted EBITDA improvement this year.

Outside of our core North American market, our European business continues to be a stable source of earnings despite the uncertainty created by the “Brexit” referendum in the UK. Panel demand in the UK, our largest market, has continued to grow and the weaker Pound Sterling is making our domestically produced OSB, particleboard and MDF more competitive against imported continental-produced panels and Asian and South American plywood. Notwithstanding the negative currency translation impact of the weaker Pound, our full-year reported European earnings increased over 2015, and Q4 marked the 27th consecutive quarter of at least $10 million in Adjusted EBITDA.

2    NORBORD 2016 ANNUAL REPORT

Total 2016 Adjusted EBITDA was $383 million – our best result since 2005. After paying our interest bill, investing more than $100 million in capital projects, paying down $30 million in A/R securitization borrowings and paying out $26 million in dividends to shareholders, we still generated over $150 million in free cash flow during the year.

The one area where we fell short in 2016 was our safety performance. While our company-wide incident rate improved considerably over the prior year and we have been making excellent progress on our safety performance over the past decade, two major incidents, including a fatality at our Cowie, Scotland mill, were both devastating and sobering. These incidents serve as a stark reminder that safety is a relentless pursuit and we are never done.

“Our aim for the coming year is to build on the strong momentum of 2016 and continue to deliver on our strategy of positioning the Company to benefit from commodity OSB price improvements in the short term, while reducing earnings volatility in the long term.”

LOOKING AHEAD: POSITIONING FOR GROWTH AND STABILITY

Our aim for the coming year is to build on the strong momentum of 2016 and continue to deliver on our strategy of positioning the Company to benefit from commodity OSB price improvements in the short term, while reducing earnings volatility in the long term.

In North America, as long as housing starts continue to grow, additional capacity will be needed to meet customer demand as the year progresses. Norbord’s first priority for incremental capacity continues to be our curtailed Huguley, Alabama mill, where we have made steady but prudent capital investments to prepare for a restart when the time comes. We have rebuilt the press in Huguley and believe we can be ready to put the mill back into production within nine months.

Our second capacity restart option is the result of the recent Quebec mill exchange with Louisiana-Pacific Corporation under which we swapped Val-d’Or for Chambord, both of which are indefinitely curtailed. Chambord is larger and is located closer to key markets, representing a better competitive opportunity for Norbord. We foresee the need to make capital investments prior to restarting production at Chambord and our technical team is currently assessing these needs. This transaction builds on our long-standing presence in Quebec which has seen us invest more than $35 million in our La Sarre mill over the past five years to improve and ensure its long-term competitiveness.

We are also well positioned to meet rapidly growing OSB demand in the UK and Europe, which is underpinned by accelerating substitution away from higher-cost imported plywood. Last January, we announced a $135 million reinvestment to modernize our mill in Inverness, Scotland and nearly double its production capacity. We have made significant progress in the intervening 12 months, including foundations, buildings, heat energy and dryer systems. Further, we shipped the never-used continuous press from our Grande Prairie, Alberta mill over to Scotland and have begun installing it at Inverness. This strategic project remains on budget and on track for completion in record time.

At the same time, we continue to execute on our recent strategy of growing North American specialty products sales to complement our strong commodity products business. We are pursuing several opportunities for increasing the penetration of OSB into industrial and export applications. Further, the focus on reducing the world’s carbon footprint is driving increasing demand for wood building construction, and engineered wood products are well positioned to capitalize on this trend. Norbord is investing in our sales, marketing and production capabilities to develop new strand-based products and applications to replace higher-cost solid wood, plywood and non-structural wood-based panels.

We believe delivering on our specialty sales and European growth strategy will bring more stability to our volumes and margins over the long term.

NORBORD 2016 ANNUAL REPORT    3

Our strong balance sheet and the robust operating cash flow we generated in the past year have given us the confidence to commit over $400 million for capital investment and debt reduction over the coming year, to set the Company up for the longer term. In addition to ongoing reinvestment in our mills and the completion of the Inverness expansion, we will deleverage our balance sheet by permanently repaying our 2017 bonds at maturity which will reduce our annual interest payments by $15 million. We also remain committed to our variable dividend policy, which returned cash of $26 million to shareholders last year.

STRONG MOMENTUM GOING INTO 2017

In 2016, we saw clear evidence of how ongoing attention to our operational and capital allocation priorities enables us to benefit from favourable market conditions. There are a number of factors that underpin these conditions in our largest market, the US, including decade-high consumer confidence, low unemployment, low new and existing home inventories and significant pent-up demand for new housing.

We are encouraged by the demand signals we have seen during the traditionally slower winter months. In fact, Q4 marked our eighth consecutive quarter of improved results and our Adjusted EBITDA matched our strong Q3 result. I believe this sets us up for an even stronger year in 2017. The North Central benchmark OSB spot price is currently $42 above its level this time last year.

Our team remains focused on executing on our priorities to deliver long-term value for our shareholders. We believe it is a great time to be invested in Norbord.

/s/ Peter Wijnbergen

Peter Wijnbergen

President and Chief Executive Officer

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “aim,” “build on,” “represent,” “foresee,” “underpin,” “capitalize,” “set up,” “expect,” “believe,” “continue,” “future,” or variations of such words and phrases or negative versions thereof or statements that certain actions “may,” “could,” “must,” “would,” “should,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 on page 43.

See the Non-IFRS Financial Measures section on page 39.

4    NORBORD 2016 ANNUAL REPORT

2016 Financial Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction	6

Business Overview	7

Quebec Mill Exchange	8

High Level Fire	8

Merger with Ainsworth	9

Strategy	10

Summary	12

2015 Comparison Against 2014	14

Outlook for 2017	15

Results of Operations	15

Finance Costs, Costs on Ainsworth Notes, Depreciation and Amortization, and Income Tax	19

Liquidity and Capital Resources	21

Investments	23

Capitalization	24

Transactions with Related Parties	25

Selected Quarterly Information	26

Fourth Quarter Results	29

Financial Policies	31

Future Changes in Accounting Policies	32

Significant Accounting Policies, Judgements and Estimates	33

Risks and Uncertainties	35

Assessment of and Changes in Internal Controls and Disclosure Controls over Financial Reporting	39

Non-IFRS Financial Measures	39

Forward-Looking Statements	43

NORBORD 2016 ANNUAL REPORT

FEBRUARY 2, 2017

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2016 relative to 2015. The information in this section should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2016 and 2015.

In this MD&A, “Norbord” or the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of a controlling equity interest in the Company.

Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar/searchedgar/companysearch.html.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As a MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.

To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

6    NORBORD 2016 ANNUAL REPORT

BUSINESS OVERVIEW

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015, Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB production facilities located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB production facility, two particleboard mills and one medium density fibreboard (MDF) mill in the United Kingdom (UK) and one OSB production facility in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe with 80% of its panel production capacity in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord employed approximately 2,600 people at December 31, 2016.

The table below summarizes the estimated annual production capacity (installed capacity), in millions of square feet (MMsf) (3/8-inch basis), at year-end for each mill:

MMsf–3/8”	Estimated Annual Capacity at Year-End 2016
OSB
100 Mile House, British Columbia	440
Barwick, Ontario	510
Bemidji, Minnesota	470
Chambord, Quebec(1)	470
Cordele, Georgia	990
Genk, Belgium	450
Grande Prairie, Alberta	730
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama(2)	500
Inverness, Scotland	395
Jefferson, Texas	415
Joanna, South Carolina	650
La Sarre, Quebec	375
Nacogdoches, Texas	380

8,085

Particleboard
Cowie, Scotland	405
South Molton, England	160

565

MDF
Cowie, Scotland	380

380

Total Panels	9,030

(1)	In November 2016, Norbord exchanged ownership of its Val-d’Or OSB mill for Louisiana-Pacific Corporation’s Chambord OSB mill. Production at both mills has been curtailed for a number of years.
(2)	In January 2009, Norbord indefinitely curtailed production at its Huguley OSB mill.

NORBORD 2016 ANNUAL REPORT    7

QUEBEC MILL EXCHANGE

On October 28, 2016, the Company reached an agreement with Louisiana-Pacific Corporation (LP) to exchange OSB mills in the province of Quebec (the Asset Exchange) for no cash consideration. The Asset Exchange closed on November 3, 2016, with the Company swapping ownership of its mill in Val-d’Or for LP’s mill in Chambord. Production at both mills has been curtailed for a number of years. The Chambord mill has an estimated annual capacity of 470 million square feet (3/8-inch basis) and the Val-d’Or mill has an estimated annual capacity of 340 million square feet (3/8-inch basis).

The Asset Exchange was accounted for as a non-monetary transaction in accordance with IAS 16, Property, Plant and Equipment, where the cost of property, plant and equipment acquired in exchange for non-monetary assets is measured at the fair value of the assets given up. Accordingly, the Chambord assets received were recorded at the fair value of the Val-d’Or assets exchanged. The Chambord liabilities assumed were recorded at their fair values. The Asset Exchange resulted in the following net changes to the Company’s financial results and position:

(US $ millions)
Consolidated Statement of Earnings
Gain on asset exchange	$16
Income tax expense	(4)

Gain on asset exchange, net	$12

Consolidated Balance Sheet
Cash	$7
Property, plant and equipment	11
Other liabilities	(2)
Deferred income tax liabilities	(4)

Increase in net assets	$12

As part of the Asset Exchange, the Company received $7 million cash relating to the removal of a restrictive land-use covenant.

HIGH LEVEL FIRE

On May 4, 2016, a fire started in the wood yard of the High Level, Alberta mill. Production was halted immediately while the fire was brought under control. The mill has an installed production capacity of 860 million square feet (3/8-inch basis) and has been ramping up toward full production since resuming operations in late 2013. The fire destroyed a portion of the mill’s log inventory. The mill returned to production approximately three weeks later.

During the year, the Company has recognized the following amounts:

(US $ millions)
Write-off of log inventory destroyed by the fire	$(7)
Costs of fire fighting and site restoration	(7)
Insurance recovery for the reimbursement of the lost log inventory, fire fighting costs and site restoration	13

Insurance claim deductible, net	(1)
Insurance recovery for business interruption	2

Net insurance claim recoverable	$1

As of year-end, $13 million of insurance proceeds had been received and $2 million was included in accounts receivable. The insurance claim process is ongoing.

8    NORBORD 2016 ANNUAL REPORT

MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth (the Merger). The Merger created the largest global OSB producer and brought together Norbord’s manufacturing cost leadership with Ainsworth’s track record of innovation in product development. It also allows Norbord to better serve the Company’s North American customers as well as gain access to small but growing Asian markets.

By the third quarter of 2016, Norbord had captured $45 million in cumulative (annual run rate) synergies from the Merger, within 18 months of closing. These synergies have resulted from reduced corporate overhead costs, optimization of sales and logistics, procurement savings, the sharing of operational best practices and implementing best practices related to operating working capital management such as optimizing inventory levels and customer/supplier payment terms. Since the Merger, the Company has incurred one-time costs of $15 million to achieve these synergies, of which $7 million was incurred in 2015 and $8 million in 2016. In addition to these synergies, the Merger is enabling the Company to avoid significant cash outlays it would otherwise incur for capital projects. Norbord estimates this capital cost avoidance at $35 million, which includes utilizing formerly idle assets throughout the Company. As the Merger synergies target has now been fully realized, the Company will continue to report progress on continuous improvement initiatives through the Margin Improvement Program (MIP).

In 2015, the Company elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

Post-Merger, Norbord and Ainsworth operate as a single company; this MD&A reviews the combined company’s performance for the years ended December 31, 2015 and 2016. All 2014 comparatives have been restated as if the companies had always been combined, except where noted.

NORBORD 2016 ANNUAL REPORT    9

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2016:

Financial Goal		2016 Accomplishments
1.	Generate cash.

•    Achieved Adjusted EBITDA of $383 million and ROCE of 27%.

•    Increased North American Adjusted EBITDA to $352 million from $95 million in 2015, benefiting from 29% higher North Central benchmark OSB prices during the year.

•    Increased European Adjusted EBITDA to $41 million from $38 million despite 11% weaker exchange rate used to translate from Pounds Sterling to US dollars.

•    Generated operating cash flow of $313 million, up significantly from $24 million in 2015.

2.	Protect the balance sheet.

•    Renewed $245 million committed revolving bank lines and extended term to May 2019.

•    Reaffirmed issuer credit ratings with DBRS (BB), Moody’s Investors Service (Ba2), and Standard & Poor’s Rating Services (BB-) with S&P outlook revised upwards to Positive.

•    Ended the year with unutilized liquidity of $506 million (including $161 million in cash and cash equivalents), net debt to capitalization on a book basis of 41% and tangible net worth of $905 million.

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The table below summarizes the six key components of Norbord’s business strategy and the Company’s performance in each area in 2016:

Strategic Priority		2016 Performance
1.	Develop a world-class safety culture.

•    Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at three mills (Genk, Belgium; Guntown, Mississippi; and Jefferson, Texas).

•    Recertified Guntown, Mississippi, La Sarre, Quebec, and Inverness, Scotland mills under Norbord Safety Star program.

•    Achieved an overall OSHA injury rate of 0.97 for 2016 – a 32% improvement from the previous year.

•    Experienced two serious incidents, including a fatality at the Cowie, Scotland mill, despite excellent progress on safety performance over past decade.

2.	Pursue growth in OSB.

•    Exchanged curtailed OSB mills in the province of Quebec with LP. Norbord swapped its Val-d’Or mill (stated capacity of 340 MMsf) for LP’s mill in Chambord (stated capacity of 470 MMsf).

•    Increased production volume at North American and European panel mills by 7% and 2%, respectively, over 2015.

•    Set annual production records at seven of 15 operating mills: Cordele, Georgia; Jefferson, Texas; Joanna, South Carolina; La Sarre, Quebec; Nacogdoches, Texas; Genk, Belgium and Inverness, Scotland mills.

•    Commenced on-site construction of European OSB capacity expansion in Inverness, Scotland, in the second quarter of 2016. The new line is expected to start up in the second half of 2017, with no disruption to existing production capacity in the interim.

3.	Own high-quality assets with low-cost positions.

•    Completed fourth year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs. Key 2016 projects included fines screening at the La Sarre, Quebec and Joanna, South Carolina mills and a finishing end upgrade at the High Level, Alberta mill.

•    Continued work to rebuild the press line and prepare the Huguley, Alabama mill for a future restart.

•    Reduced North American and European panel cash production costs per unit by 3% and 2%, respectively, from improved productivity, lower raw material usage as well as lower resin and energy prices and the weaker Canadian dollar.

4.	Maintain a margin-focused operating culture.

•    Generated $15 million in MIP gains across the Company from improved productivity and lower raw material usage despite offset from higher maintenance-related costs.

•    Delivered $45 million (cumulative, annualized) Ainsworth synergies target within six quarters post-Merger from corporate overhead reductions, product mix and logistics optimization, procurement savings and operational best practices sharing.

5.	Focus on growth customers through best-in-class service and product development.

•    Increased North American shipments by 7% – increasing sales of value-added products into housing sector by 16% and increasing “specialty” products volume to 24% of total shipments.

•    Increased OSB shipments to key UK and German markets by 12% and 1%, respectively.

6.	Allocate capital with discipline.

•    Invested $101 million in capital projects (including $33 million for Inverness expansion) to maintain the Company’s assets and high standards for environmental performance, improve production efficiency and reduce manufacturing costs.

•    Announced intention to permanently repay $200 million 7.7% senior notes at maturity in February 2017. Paid dividends of $26 million during the year.

•    Dual-listed Norbord’s shares on the New York Stock Exchange in February 2016, reflecting growing US investor base.

NORBORD 2016 ANNUAL REPORT    11

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2016	2015	2014
SALES AND EARNINGS
Sales	1,766	1,509	1,601
Operating income	280	31	30
Adjusted EBITDA(1)	383	122	115
Earnings (loss)	183	(56)	(39)
Adjusted earnings (loss)(1)	175	(14)	(17)
PER COMMON SHARE EARNINGS
Earnings (loss), basic(2)	2.14	(0.66)	(0.46)
Adjusted earnings (loss), basic (1,3)	2.04	(0.17)	(0.20)
Dividends declared(4)	0.40	0.70	2.40

BALANCE SHEET
Total assets	1,799	1,635	1,802
Long-term debt(5)	746	745	748
Net debt for financial covenant purposes(1,6)	619	751	418
Net debt to capitalization, market basis(1,6)	25%	32%	26%
Net debt to capitalization, book basis(1,6)	41%	51%	51%

KEY STATISTICS
Shipments (MMsf–3.8”)
North America	5,888	5,497	5,266
Europe	1,779	1,740	1,663
Indicative average OSB price
North Central ($/Msf–7•16”)	269	209	218
South East ($/Msf–7•16”)	245	187	188
Western Canada ($/Msf–7•16”)	234	169	196
Europe ( /m3)(7)	233	224	262

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	27%	9%	8%
Return on equity (ROE)(1)	30%	(2)%	(2)%
Cash provided by operating activities	313	24	16
Cash provided by operating activities per share(1)	3.66	0.28	0.19

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted earnings (loss) per share are the same except diluted earnings per share for 2016 is $2.13.
(3)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for 2016 is $2.03.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	Includes current and non-current long-term debt.
(6)	2014 figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.
(7)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Total sales increased by $257 million or 17% in 2016 due to higher North American prices and an increase in shipment volumes in both North America and Europe, partially offset by the foreign exchange impact of a weaker Pound Sterling to the US dollar when translating European sales and lower European panel prices.

North American OSB demand continues to improve, driven by a gradual rebound in new home construction and strong growth in repair-and-remodel and industrial end uses. US housing starts were approximately 1.17 million in 2016, up 5% compared to 2015, with single-family starts 9% higher. The North American North Central OSB benchmark price averaged $269 per thousand square feet (Msf) (7/16-inch basis) in 2016, up 29% versus 2015, while the South East OSB benchmark price averaged $245 per Msf, up 31% versus 2015, and the Western Canada OSB benchmark price averaged $234 per Msf, up 38% versus 2015. Norbord produced 7% more OSB in North America in 2016 to meet improving customer demand, representing 94% of operating capacity compared to 88% in 2015.

12    NORBORD 2016 ANNUAL REPORT

Norbord’s European panel business continued to generate steady financial results despite the unexpected outcome of the “Brexit” referendum (UK withdrawal from the European Union), as demand in the Company’s core markets in the UK and Germany remains strong. In response to improving economic fundamentals, the European operations produced 2% more volume in 2016, representing 99% of capacity in 2016 compared to 97% in 2015.

Against this market backdrop, Norbord generated operating income of $280 million in 2016 up significantly from $31 million in 2015, and Adjusted EBITDA of $383 million in 2016 versus $122 million in 2015 primarily due to higher North American OSB prices, increased shipment volumes, lower resin and energy prices, and improved raw material usages partially offset by higher profit share costs attributed to higher earnings and higher supplies and maintenance costs. On the controllable side of the business, Norbord generated $15 million of MIP gains in 2016, measured relative to 2015 at constant prices and exchange rates, primarily from improved productivity and lower raw material usage despite offset from higher maintenance-related costs.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2016	2015	2014
Earnings (loss)	$183	$(56)	$(39)
Add: Finance costs	52	55	53
Add: Depreciation and amortization	94	86	85
Add: Income tax expense (recovery)	61	(27)	(35)
Less: Gain on asset exchange	(16)	—	—
Add: Merger transaction costs	—	8	10
Add: Severance costs related to Merger	—	2	—
Add: Other costs incurred to achieve Merger synergies	8	5	—
Add: Costs related to High Level fire	1	—	—
Add: Costs on terminated LP acquisition	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	25	—
Add: Foreign exchange on Ainsworth Notes	—	28	28
Less: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	(4)	11

Adjusted EBITDA	$383	$122	$115

Norbord recorded earnings of $183 million ($2.14 per basic share and $2.13 per diluted share) in 2016 versus a loss of $56 million ($0.66 loss per basic and diluted share) in 2015. Excluding the impact of non-recurring items (which includes the gain on the Asset Exchange, costs related to the $315 million senior secured notes due 2017 of Ainsworth [Ainsworth Notes], which were redeemed prior to maturity in the second quarter of 2015, severance and other costs incurred to achieve Merger synergies and Merger transaction costs) and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $175 million ($2.04 per basic share and $2.03 per diluted share) in 2016 compared to an Adjusted loss of $14 million ($0.17 Adjusted loss per basic and diluted share) in 2015. Adjusted earnings improved in 2016 primarily due to significantly higher North American OSB prices and shipment volumes.

NORBORD 2016 ANNUAL REPORT    13

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2016	2015	2014
Earnings (loss)	$183	$(56)	$(39)
Less: Gain on asset exchange	(16)	—	—
Add: Merger transaction costs	—	8	10
Add: Severance costs related to Merger	—	2	—
Add: Other costs incurred to achieve Merger synergies	8	5	—
Add: Costs related to High Level fire	1	—	—
Add: Costs on terminated LP acquisition	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	25	—
Add: Foreign exchange on Ainsworth Notes	—	28	28
Less: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	(4)	11
Add: Reported income tax expense (recovery)	61	(27)	(35)

Adjusted pre-tax earnings (loss)	237	(19)	(23)
Less: Income tax (expense) recovery at statutory rate(1)	(62)	5	6

Adjusted earnings (loss)	$175	$(14)	$(17)

(1)	Represents Canadian combined federal and provincial statutory rate.

Pre-tax ROCE averaged 27% compared to 9% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 8% to 27% and has averaged 22% over the past 14 years. Norbord remains well positioned to benefit from the US housing market recovery and growing demand in the Company’s core European markets in the years ahead.

2015 COMPARISON AGAINST 2014

In 2015, sales decreased by $92 million or 6% from 2014. In North America, sales decreased by 3% due to lower OSB prices, which were partially offset by a 4% increase in shipment volumes. Average North Central and Western Canada OSB benchmark prices decreased by 4% and 14%, respectively, compared to 2014 and average South East prices remained flat. In Europe, sales decreased by 11% due to lower OSB and MDF prices, and the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, offset partially by an increase in shipment volumes.

Against this market backdrop, Norbord generated operating income of $31 million in 2015, in line with $30 million in 2014 and Adjusted EBITDA of $122 million in 2015 versus $115 million in 2014. Lower resin prices, the foreign exchange impact of a weaker Canadian dollar, increased production volume and improved raw material usages mitigated lower OSB prices in both North America and Europe. On the controllable side of the business, Norbord generated $43 million of MIP gains in 2015, measured relative to 2014 at constant prices and exchange rates, primarily from higher productivity and lower raw material usages.

Norbord recorded a loss of $56 million ($0.66 loss per basic and diluted share) in 2015 versus $39 million ($0.46 loss per basic and diluted share) in 2014. Excluding the impact of non-recurring items (costs on the early extinguishment of the Ainsworth Notes, severance and other costs incurred to achieve Merger synergies and Merger transaction costs), and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $14 million ($0.17 loss per basic and diluted share) in 2015 compared to an Adjusted loss of $17 million ($0.20 loss per basic and diluted share) in 2014. The change in Adjusted loss year-over-year is in line with the change in Adjusted EBITDA.

14    NORBORD 2016 ANNUAL REPORT

OUTLOOK FOR 2017

US housing starts continue to remain well below the long-term annual average of 1.5 million and are recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.19 million to 1.40 million in 2017, with an average of 1.25 million which would represent an increase of 7% over 2016. In addition, Norbord expects continued solid growth in repair-and-remodel and industrial demand in 2017. According to the APA–The Engineered Wood Association (APA), the North American OSB industry produced at 88% of operating capacity in 2016 and industry experts expect this ratio to increase in 2017. Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for a future restart. The Company has not set a restart date and will only do so when it is sufficiently clear that customers require more product. Norbord does not expect to restart its indefinitely curtailed mill in Chambord, Quebec in 2017, but will continue to monitor market conditions.

The economic fundamentals in Norbord’s core European markets (UK, Germany, BeNeLux) continue to recover. German housing starts were up 16% in 2016 while UK housing starts were in line with the prior year. Due to the weakened Pound Sterling after the Brexit referendum, the cost of imported panels has been rising which is making UK domestically produced panels more competitive. Norbord expects to continue to run all panel mills at capacity with the new line in Inverness planned to start up in the second half of the year.

On the input cost side, raw material prices are expected to increase modestly in 2017 as resin, natural gas, wax and electricity prices are anticipated to rise with increasing oil prices. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.

Norbord is planning to make capital investments of $90 million in 2017 for maintenance of business projects and projects focused on reducing manufacturing costs and increasing productivity across the Company’s mills. In addition, Norbord expects to invest most of the remaining $102 million budgeted to complete the Inverness, Scotland expansion. A further $30 million will be required to complete the necessary refurbishment work at Huguley, once a decision is made to restart the mill.

Norbord’s competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the continuing recovery in housing markets and Norbord expects it will benefit from stronger OSB demand in the years ahead. Norbord intends to use a combination of free cash flow and its strong financial liquidity to permanently repay its $200 million senior notes maturing in February 2017.

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2016	2015
Sales	1,766	1,509
Adjusted EBITDA	383	122
Adjusted EBITDA margin	22%	8%
Depreciation and amortization	94	86
Investment in property, plant and equipment & intangible assets	107	70

Shipments (MMsf–3•8”)	7,667	7,237
Indicative average OSB price
North Central ($/Msf–7•16”)	269	209
South East ($/Msf–7•16”)	245	187
Western Canada ($/Msf–7•16”)	234	169
Europe ( /m3)(1)	233	224

(1)	European indicative average OSB price represents the gross delivered price to the largest continental market.

NORBORD 2016 ANNUAL REPORT    15

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised 77% of Norbord’s panel shipments in 2016. Therefore, results of operations are most affected by volatility in North American OSB prices and demand. Europe comprised 23% of total shipments in 2016. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.

Shipments

(MMsf–3/8”)	2016	2015
North America	5,888	5,497
Europe	1,779	1,740

Total	7,667	7,237

North America

According to the APA, new home construction is the primary end use for the OSB industry in North America, accounting for approximately 55% of OSB consumption in 2016. US housing starts were approximately 1.17 million in 2016, up 5% from 1.11 million in 2015, and the December seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.21 million. Single-family starts (which use approximately three times more OSB than multi-family) increased by 9%. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain well below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of structural panels (OSB and plywood).

According to the APA, North American OSB production increased by 7% in 2016 to approximately 21.8 Bsf (3/8-inch basis), representing 67% of total North American structural panel production and 88% of the OSB industry’s operating production capacity (77% of industry installed capacity). Plywood production increased by 0.7% to approximately 10.8 Bsf (3/8-inch basis).

North American benchmark OSB prices improved significantly as the year progressed. OSB prices drifted downward in the first quarter before rising in the second quarter and then leveling out in the third quarter. North Central benchmark OSB prices improved significantly in 2016 – from a low of $213 per Msf (7.16-inch basis) in February to a high of $310 per Msf in the summer, finishing the year at $282 per Msf, and averaged $269 per Msf (7.16-inch basis) for the year. The table below summarizes benchmark OSB prices by region for the relevant years:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	2016 ($/Msf–7/16”)	2015 ($/Msf–7/16”)
North Central	16%	$269	$209
South East	33%	245	187
Western Canada	32%	234	169

(1)	Excludes the currently curtailed Chambord, Quebec and Huguley, Alabama mills which represent 13% of estimated annual capacity.

Norbord’s North American OSB mills produced at 94% of operating capacity (83% of installed capacity) in 2016, up from 88% of operating capacity (77% of installed capacity) in 2015, and shipment volume increased by 7% in 2016. Approximately half of Norbord’s sales volume went to the new home construction sector in 2016, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction, industrial applications and export markets. Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

16    NORBORD 2016 ANNUAL REPORT

Europe

In Europe, Norbord’s core panel markets remained strong, with double-digit OSB demand growth in both the UK and Germany. In the UK, where three of Norbord’s four European mills are located, GDP grew at 2%, unemployment dropped below 5% and housing starts activity remained firm. In Germany, Norbord’s largest continental European market, housing starts increased 16% representing the eighth consecutive year of growth. In this improving environment, Norbord’s European mills produced at 99% of stated capacity in 2016 compared to 97% in 2015.

European panel prices translated into US dollars were impacted by the significant devaluation of the Pound Sterling following the Brexit referendum in June 2016. In local currency terms, OSB prices in the UK were down 5% on average but have firmed by about 5% since their post-Brexit lows. On the continent, OSB prices were up slightly on average, after firming in the first half and softening in the second half. UK particleboard and MDF prices were 4% lower due to sales mix.

Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. In 2016, the Pound Sterling weakened from a high of 1.36 to a low of 1.10 versus the Euro and averaged 1.22 compared to 1.38 in 2015.

Sales

(US $ millions)	2016	2015
North America	$1,361	$1,055
Europe	405	454

Total	$1,766	$1,509

Total sales increased by $257 million or 17% in 2016. In North America, sales increased by 29% due to higher prices and a 7% increase in shipment volumes. Average North Central, South East and Western Canada OSB benchmark prices increased by $60, $58 and $65 per Msf, respectively, which represents an increase of 29%, 31% and 38%, respectively, compared to 2015. In Europe, sales decreased by 11% due primarily to the foreign exchange impact of a weaker Pound Sterling relative to the US dollar and lower panel prices, offset partially by an increase in shipment volumes.

Production

(MMsf–3/8”)	2016	2015
North America	5,900	5,500
Europe	1,780	1,745

Total	7,680	7,245

Total production volume increased by 6% or 435 million square feet (MMsf) (3/8-inch basis). The Company ramped up its North American capacity to meet increased OSB demand and its European panel mills continued to run on full production schedules.

North America

North American production volume increased by 7% or 400 MMsf (3/8-inch basis) in 2016 due to productivity gains from the Company’s operating mills and fewer maintenance shuts and market curtailments. Annual production records were achieved at the mills in Cordele, Georgia; Jefferson, Texas; Joanna, South Carolina; La Sarre, Quebec; and Nacogdoches, Texas.

NORBORD 2016 ANNUAL REPORT    17

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Chambord, Quebec mill (acquired through the Asset Exchange) since the third quarter of 2008. Norbord does not currently expect to restart its curtailed mill in Chambord, Quebec in 2017, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for future restart. The Company has not set a restart date and will only do so when it is sufficiently clear that customers require more product. These two mills represent 13% of Norbord’s annual estimated capacity in North America.

Excluding the indefinitely curtailed mills (Huguley, Alabama and Chambord, Quebec), Norbord’s operating mills produced at 94% of their installed capacity in 2016. This compares to 88% in 2015. Including the indefinitely curtailed mills, Norbord’s mills produced at 83% of installed capacity in 2016, compared to 77% in 2015.

Europe

European production volume increased by 2% or 35 MMsf (3/8-inch basis). Annual production records were achieved at the OSB mills in Inverness, Scotland and Genk, Belgium. All of Norbord’s panel mills ran on full production schedules in 2016 excluding maintenance and holiday shutdowns and produced at 99% of capacity in 2016, compared to 97% in 2015.

Operating Results

Adjusted EBITDA (US $ millions)	2016	2015
North America	$352	$95
Europe	41	38
Unallocated	(10)	(11)

Total	$383	$122

Norbord generated Adjusted EBITDA of $383 million in 2016, compared to $122 million in 2015. North American operations generated Adjusted EBITDA of $352 million, compared to $95 million in the prior year. Norbord’s European operations generated Adjusted EBITDA of $41 million, compared to $38 million in the prior year, a year-over-year increase of $3 million. Unallocated costs were $1 million lower in 2016 due to the realization of Merger synergies.

North America

Norbord’s North American Adjusted EBITDA increased by $257 million primarily due to higher OSB prices as well as higher shipment volumes, lower resin and energy prices, improved raw material usages and the foreign exchange benefit of a weaker Canadian dollar with a partial offset from higher supplies and maintenance costs partially attributed to higher production and higher profit share costs attributed to higher earnings.

Europe

Norbord’s European operations delivered another solid year, benefiting from continued strong demand in the Company’s core UK and German markets and despite the translation impact of a weaker Pound Sterling versus the US dollar. The Adjusted EBITDA increase of $3 million in 2016 was primarily driven by lower resin and energy prices, improved raw material usages and higher shipment volumes partially offset by lower average panel prices and the foreign exchange impact of a weaker Pound Sterling versus the US dollar.

18    NORBORD 2016 ANNUAL REPORT

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2016 vs. 2015
Adjusted EBITDA – current period	$383
Adjusted EBITDA – comparative period	122

Variance	261

Mill nets(1)	219
Volume(2)	33
Key input prices(3)	21
Key input usage(3)	11
Mill profit share and bonus	(10)
Other operating costs and foreign exchange(4)	(13)

Total	$261

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In North America, sales increased by 29% primarily due to stronger OSB prices and higher shipment volumes. In Europe, sales decreased by 11% due to lower panel prices and the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, offset partially by higher shipment volumes.

On the cost side, fluctuations in uncontrollable raw material prices significantly impact operating costs. In 2016, average resin prices were lower than the prior year in both North America and Europe which provided input cost relief to panel producers, although they trended up modestly in the second half of 2016. Resin prices are indexed to widely used industrial chemicals derived from oil and gas products. North American and European fibre prices were in line with 2015. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

The Company realized MIP gains of $15 million in 2016 measured relative to 2015 at constant prices and exchange rates. Contributions to MIP included improved productivity and lower raw material usage partially offset by higher supplies and maintenance-related costs.

In 2016, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased 3% over the prior year driven by increased production volume, improved raw material usages, lower resin and energy prices and the foreign exchange impact of a weaker Canadian dollar, partially offset by higher supplies and maintenance costs.

FINANCE COSTS, COSTS ON AINSWORTH NOTES, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2016	2015
Finance costs	$(52)	$(55)
Foreign exchange loss on Ainsworth Notes	—	(28)
Gain on derivative financial instrument on Ainsworth Notes	—	4
Costs on early debt extinguishment of Ainsworth Notes	—	(25)
Depreciation and amortization	(94)	(86)
Income tax (expense) recovery	(61)	27

NORBORD 2016 ANNUAL REPORT    19

Finance Costs

Finance costs decreased in 2016 compared to 2015 due to the benefit of re-financing of the Ainsworth Notes at a lower interest rate during 2015 and $1 million (2015 – less than $1 million) in interest costs were capitalized on qualifying assets.

The effective interest rate on Norbord’s debt-related obligations was 6.4% as at December 31, 2016, and 6.2% as at December 31, 2015.

Foreign Exchange Loss on Ainsworth Notes

The Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. As a result, upon revaluation to Canadian dollars, Ainsworth recorded foreign exchange losses due to the strengthening of the US dollar.

Gain on Derivative Financial Instrument on Ainsworth Notes

The Ainsworth Notes contained an embedded call option and this derivative was recorded initially at fair value with revaluation gains and losses subsequently. This derivative was extinguished when the Ainsworth Notes were redeemed prior to maturity.

Costs on Early Debt Extinguishment of Ainsworth Notes

In 2015, the Company incurred $25 million to redeem the Ainsworth Notes prior to maturity.

Depreciation and Amortization

Depreciation expense in 2016 was $6 million higher compared to 2015 due to higher production volumes as the Company uses the units-of-production method for its production equipment. Amortization expense is $2 million higher compared to 2015 due to the amortization of the timber rights intangible asset acquired in 2015.

Income Tax

A tax expense of $61 million was recorded in 2016 on the pre-tax earnings of $244 million and a tax recovery of $27 million was recorded in 2015 on the pre-tax loss of $83 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.

In 2016, the Company made net cash tax payments of $2 million. In 2015, the Company received net cash tax refunds of $4 million related to losses carried back and over instalments.

At December 31, 2016, the Company had operating loss carryforwards for tax purposes of ●32 million from operations in Belgium. These losses can be carried forward indefinitely to offset future taxable income in Belgium. The Company also has operating loss carryforwards for tax purposes of CAD $186 million and US $132 million from operations in Canada and the US, respectively, which expire between 2026 and 2036. In addition, the Company has capital losses of CAD $116 million which can be carried forward indefinitely. These loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable, and will preserve future cash flows. Certain deferred tax assets in respect of tax losses and other attributes have been recognized and included in deferred income taxes in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and reduces the amount recognized to the extent, in the judgement of management, it is not probable to be realized.

20    NORBORD 2016 ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2016	2015
Cash provided by operating activities	$313	$24
Cash provided by operating activities per share	3.66	0.28

Operating working capital	118	125
Total working capital	278	134
Investment in property, plant and equipment & intangible assets	107	70
Net debt to capitalization, market basis	25%	32%
Net debt to capitalization, book basis	41%	51%

At year-end, the Company had unutilized liquidity of $506 million, comprising $161 million in cash and cash equivalents, $220 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

The Company’s outstanding long-term debt has a weighted average term of 3.9 years. Norbord’s net debt for financial covenant purposes was $619 million at December 31, 2016, which includes long-term debt of $755 million less cash and cash equivalents of $161 million plus letters of credit of $25 million.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due February 2017 bear an interest rate that varies with the Company’s credit ratings. The interest rate has been 7.70% since August 15, 2013. The Company intends to permanently repay these notes at maturity using cash on hand, cash generated from operations and if necessary, by drawing upon the accounts receivable securitization program or committed revolving bank lines.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. During the year, the Company amended these bank lines to reset the tangible net worth covenant to $500 million and extend the maturity date to May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

•	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $905 million and net debt for financial covenant purposes was $619 million. Net debt to capitalization, book basis, was 41%. The Company was in compliance with the financial covenants at period-end.

NORBORD 2016 ANNUAL REPORT    21

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Long-term debt, principal value	$755	$755
Add: Other long-term debt	—	30
Less: Cash and cash equivalents	(161)	(9)

Net debt	594	776
Less: Other long-term debt	—	(30)
Add: Letters of credit	25	5

Net debt for financial covenant purposes	619	751

Shareholders’ equity	650	519
Less: Intangible assets(1)	—	(18)
Add: Other comprehensive income change(2)	79	47
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	905	724

Total capitalization	$1,524	$1,475

Net debt to capitalization, market basis	25%	32%
Net debt to capitalization, book basis	41%	51%

(1)	Timber rights and software development costs were excluded from the definition of intangible assets when the bank lines were renewed in June 2016.
(2)	Cumulative subsequent to January 1, 2011.

Debt Issue Costs

Amortization expense related to debt issue costs for 2016 was $2 million (2015 – $2 million).

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, Norbord had transferred but continued to recognize $125 million in trade accounts receivable, and recorded drawings of $nil relating to this financing program as other long-term debt. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During 2016, the utilization charge on drawings ranged from 1.5% to 2.1%.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at February 2, 2017, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

22    NORBORD 2016 ANNUAL REPORT

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory and prepaids less accounts payable and accrued liabilities, decreased by $7 million during the year to $118 million at year-end, compared to $125 million at December 31, 2015. The year-over-year decrease was primarily due to higher accounts payable and accrued liabilities partially offset by higher accounts receivable and inventory. Higher accounts payable was primarily attributed to higher mill profit share accruals attributed to higher earnings, higher accrued capital expenditures and the timing of payments. Higher accounts receivable was primarily attributed to higher North American pricing and higher sales volume in the fourth quarter of 2016. Higher inventory is a result of higher operating and maintenance supplies due to the timing of maintenance shuts. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Total working capital, which includes operating working capital plus cash and cash equivalents and income taxes receivable less income taxes payable, was $278 million as at December 31, 2016, compared to $134 million at December 31, 2015. The increase is primarily attributed to the higher cash balance, partially offset by the lower operating working capital.

Operating activities generated $313 million of cash or $3.66 per share in 2016, compared to $24 million or $0.28 per share in 2015. The significantly higher cash generation is mainly attributed to the higher Adjusted EBITDA in 2016.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

Payments Due by Period
(US $ millions)	2017	2018	2019	2020	2021	Thereafter	Total
Long-term debt, including interest	$241	$34	$33	$272	$20	$345	$945
Purchase commitments	100	45	28	4	4	10	191
Operating leases	4	3	1	1	1	2	12
Reforestation obligations	—	—	—	—	1	1	2

Total	$345	$82	$62	$277	$26	$358	$1,150

Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS

Investment in Property, Plant and Equipment

(US $ millions)	2016	2015
Increased productivity and cost reduction	$71	$24
Maintenance of business	21	24
Environmental	8	13
Capitalized interest	1	—

Total	$101	$61

The focus of the Company’s capital reinvestment strategy is to improve production efficiency, reduce manufacturing costs across the Company’s mills and maintain high standards for environmental performance. Investment in property, plant and equipment in 2016 was $101 million ($107 million including intangible assets), representing approximately 110% of depreciation.

Key 2016 projects included the Inverness project (described below), fines screening projects at the La Sarre, Quebec and Joanna, South Carolina mills, the finishing end upgrade at the High Level, Alberta mill and additional work to rebuild the press line at the curtailed Huguley, Alabama mill. Key 2015 projects included fines screening projects at the Guntown, Mississippi and Jefferson, Texas mills, and wood-handling projects at the Genk, Belgium and Inverness, Scotland mills.

NORBORD 2016 ANNUAL REPORT    23

Norbord is planning to make capital investments of $90 million in 2017 for maintenance of business projects and projects focused on reducing manufacturing costs and increasing productivity across the mills. In addition, Norbord expects to invest most of the remaining $102 million budgeted to complete the Inverness, Scotland expansion (described below). A further $30 million will be required to complete the necessary refurbishment work at Huguley, once a decision is made to restart the mill. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project

In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill. On-site work commenced in the second quarter of 2016 and the unused second press from the Grande Prairie, Alberta mill was moved to Inverness during the third quarter. Norbord expects the new line to start up in the second half of 2017, with no disruption to existing production capacity in the interim. Capital spending of $33 million was incurred in 2016. During the year, $3 million of the Highlands & Islands Enterprise development grant was received which offsets expenditures incurred. The investment is being funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Investment in Intangible Assets

In 2016, investment in intangible assets was $6 million and consisted of the investment in software acquisition and development costs. In 2015, investment in intangible assets was $9 million and consisted of the acquisition of timber rights under a wood tenure agreement and investment in software acquisition and development costs.

CAPITALIZATION

Common Share Information

At December 31	2016	2015
Shares outstanding (millions)	85.8	85.4
Dividends (US $ millions)	$26	$40
Market price at year-end (CAD $)	$33.91	$26.95

The increase in shares outstanding during 2016 is primarily related to stock option exercises. At February 2, 2017, there were 85.8 million common shares outstanding. The average daily volume traded on the Toronto Stock Exchange (TSX) during 2016 was approximately 177,000 shares compared to approximately 222,000 shares in 2015 and the average daily volume traded on the New York Stock Exchange since listing on February 19, 2016 was approximately 12,000 shares.

In October 2016, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, the Company may purchase up to 4,280,997 of its common shares, which represented approximately 5% of the 85.6 million issued and outstanding common shares as at October 20, 2016. Purchases under the bid will terminate on the earlier of November 2, 2017, the date Norbord completes its purchases pursuant to the notice of intention to make a NCIB filed with the TSX, or the date Norbord provides notice of termination of the bid. As at February 2, 2017, no share purchases have been made under this bid or the Company’s previous bid that expired on November 2, 2016. Shareholders may obtain a copy of the notice filed with the TSX renewing the NCIB, without charge, by contacting the Company.

24    NORBORD 2016 ANNUAL REPORT

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends and has adjusted the level twice to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities:

(in CAD $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q4 2016	0.10

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Stock Options

As at December 31, 2016, options on 1.8 million common shares were outstanding, with 64% vested. The exercise prices for the outstanding options range from CAD $6.50 to CAD $91.60, with expiry on various dates up to 2026. In 2016, 0.4 million stock options were exercised (2015 – 0.2 million stock options) resulting in the issuance of 0.4 million common shares for total proceeds of $4 million (2015 – $2 million).

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2016:

Indemnity Commitment

As at December 31, 2016, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company periodically engages the services of Brookfield for various financial, real estate and other business advisory services. In 2016, the fees for services rendered were less than $1 million (2015 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2016, net sales of $62 million (2015 – $48 million) were made to Interex. At year-end, $2 million (December 31, 2015 – $3 million) due from Interex was included in accounts receivable.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2016	2015
Salaries, incentives and short-term benefits	$3	$2
Share-based awards	1	1

	$4	$3

NORBORD 2016 ANNUAL REPORT    25

SELECTED QUARTERLY INFORMATION

				2016				2015
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
SALES AND EARNINGS
Sales	482	453	447	384	415	378	365	351
Operating income (loss)	87	87	67	39	33	8	(4)	(6)
Adjusted EBITDA(1)	114	114	94	61	57	30	19	16
Earnings (loss)	61	55	44	23	13	(9)	(23)	(37)
Adjusted earnings (loss)(1)	55	58	42	20	16	(4)	(12)	(14)
PER COMMON SHARE EARNINGS
Earnings (loss), basic and diluted	0.71	0.64	0.51	0.27	0.15	(0.11)	(0.27)	(0.43)
Adjusted earnings (loss), basic(1,2)	0.64	0.68	0.49	0.23	0.19	(0.05)	(0.14)	(0.16)
Dividends declared(3)	0.10	0.10	0.10	0.10	0.10	0.10	0.25	0.25

BALANCE SHEET
Total assets	1,799	1,718	1,654	1,670	1,635	1,653	1,670	1,738
Long-term debt(4)	746	746	745	745	745	744	744	749
Net debt for financial covenant purposes(1,5)	619	705	751	749	751	758	749	442
Net debt to capitalization, market basis(1,5)	25%	29%	31%	32%	32%	32%	30%	29%
Net debt to capitalization, book basis(1,5)	41%	45%	48%	50%	51%	51%	50%	53%

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,601	1,463	1,487	1,337	1,459	1,409	1,375	1,254
Europe	447	438	459	435	425	453	438	424
Indicative average OSB price
North Central ($/Msf–7•16”)	285	301	264	226	242	204	193	193
South East ($/Msf–7•16”)	263	256	245	215	221	176	174	175
Western Canada ($/Msf–7•16”)	236	265	242	191	204	158	152	159
Europe ( /m3)(6)	230	235	237	230	226	220	218	232

KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	30%	32%	26%	18%	15%	8%	5%	4%
Return on equity (ROE)(1)	33%	41%	31%	16%	11%	(3)%	(9)%	(10)%
Cash provided by (used for) operating activities	130	97	83	3	56	23	(3)	(52)
Cash provided by (used for) operating activities per share(1)	1.52	1.13	0.97	0.04	0.66	0.27	(0.04)	(0.61)

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for Q3 2016 is $0.67.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	Includes current and non-current long-term debt.
(5)	Q1 2015 figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.
(6)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

26    NORBORD 2016 ANNUAL REPORT

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $59 million or $0.69 per basic share. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy which had been increasing as the broader US economic recovery gained traction. However, prices for resin, a petroleum-based product, trended down significantly along with oil prices starting in the fourth quarter of 2014, reversing a decade-long upward trend. Resin prices started a modest upward trend in the third quarter of 2016.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the Quebec Asset Exchange transaction.

Merger Transaction Costs – Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger. Included in the first quarter of 2015 is $7 million ($0.08 per basic and diluted share) of transaction costs related to the Merger.

Severance Incurred to Achieve Merger Synergies – Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of severance costs incurred to achieve synergies from the Merger.

Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the third quarter of 2016 is $4 million ($0.05 per basic and diluted share) of other costs incurred to achieve synergies from the Merger, including consulting and professional fees, and costs expensed to dismantle certain idle equipment at the Grande Prairie, Alberta mill which was moved to be used in the Inverness project. Included in the second quarter of 2016 is $2 million ($0.02 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the first quarter of 2016 is $1 million ($0.01 per basic and diluted share), $3 million ($0.03 per basic and diluted share) in the fourth quarter of 2015 and $1 million ($0.01 per basic and diluted share) in the second quarter of 2015 of similar costs. Included in the first quarter of 2015 is $1 million ($0.01 per basic and diluted share) of costs associated with the immediate vesting of certain Ainsworth stock options upon closing of the Merger.

Costs Related to High Level Fire – Included in the second quarter of 2016 is a $1 million ($0.01 per basic and diluted share) insurance claim deductible related to the High Level fire that occurred during the quarter.

NORBORD 2016 ANNUAL REPORT    27

Costs on Early Debt Extinguishment – Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early redemption of the Ainsworth Notes, an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs.

Foreign Exchange Loss on Ainsworth Notes – Included in the first quarter of 2015 is a $28 million ($0.33 per basic and diluted share) foreign exchange loss due to the revaluation of the Ainsworth Notes to Canadian dollars since the Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger.

Gain on Derivative Financial Instrument on Ainsworth Notes – Included in the first quarter of 2015 is a $4 million ($0.05 per basic and diluted share) revaluation gain on the embedded call option contained in the Ainsworth Notes. This derivative was extinguished when the Ainsworth Notes were early redeemed.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Earnings (loss)	$61	$55	$44	$23	$13	$(9)	$(23)	$(37)
Less: Gain on asset exchange	(16)	—	—	—	—	—	—	—
Add: Merger transaction costs	—	—	—	—	—	—	1	7
Add: Severance incurred to achieve Merger synergies	—	—	—	—	—	—	2	—
Add: Other costs incurred to achieve Merger synergies	1	4	2	1	3	—	1	1
Add: Costs related to High Level fire	—	—	1	—	—	—	—	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	—	—	—	—	25	—
Add: Foreign exchange loss on Ainsworth Notes	—	—	—	—	—	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	—	—	—	(4)
Add: Reported income tax expense (recovery)	29	19	10	3	6	3	(22)	(14)

Adjusted pre-tax earnings (loss)	75	78	57	27	22	(6)	(16)	(19)
Less: Income tax (expense) recovery at statutory rate(1)	(20)	(20)	(15)	(7)	(6)	2	4	5

Adjusted earnings (loss)	$55	$58	$42	$20	$16	$(4)	$(12)	$(14)

(1)	Represents Canadian combined federal and provincial statutory rate.

28    NORBORD 2016 ANNUAL REPORT

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Earnings (loss)	$61	$55	$44	$23	$13	$(9)	$(23)	$(37)
Add: Finance costs	13	13	13	13	14	14	13	14
Add: Depreciation and amortization	26	23	24	21	21	22	22	21
Add: Income tax expense (recovery)	29	19	10	3	6	3	(22)	(14)
Less: Gain on asset exchange	(16)	—	—	—	—	—	—	—
Add: Merger transaction costs	—	—	—	—	—	—	1	7
Add: Severance incurred to achieve Merger synergies	—	—	—	—	—	—	2	—
Add: Other costs incurred to achieve Merger synergies	1	4	2	1	3	—	1	1
Add: Costs related to High Level fire	—	—	1	—	—	—	—	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	—	—	—	—	25	—
Add: Foreign exchange loss on Ainsworth Notes	—	—	—	—	—	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	—	—	—	(4)

Adjusted EBITDA	$114	$114	$94	$61	$57	$30	$19	$16

FOURTH QUARTER RESULTS

Sales in the quarter were $482 million, compared to $453 million in the third quarter of 2016 and $415 million in the fourth quarter of 2015. Quarter-over-quarter, sales increased by $29 million due to higher shipment volumes primarily due to the increased fiscal days in the period. Year-over-year, sales increased $67 million primarily due to higher North American OSB prices and an increase in North American shipment volumes.

In the fourth quarter, North Central benchmark OSB prices averaged $285 per Msf (7/16-inch basis). The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q4 2016 ($/Msf–7/16”)	Q3 2016 ($/Msf–7/16”)	Q4 2015 ($/Msf–7/16”)
North Central	16%	$285	$301	$242
South East	33%	263	256	221
Western Canada	32%	236	265	204

(1)	Excludes the currently curtailed Chambord, Quebec and Huguley, Alabama mills which represent 13% of estimated annual capacity.

In Europe, reported prices in US dollar terms continued to be impacted by the significant devaluation of the Pound Sterling following the Brexit referendum. In local currency terms, particleboard prices declined by 2% quarter-over-quarter, OSB prices were flat and MDF prices were up 1%. Year-over-year, OSB prices were up 1% while MDF and particleboard prices were down 1% and 5%, respectively.

In North America, shipments were 9% higher than the prior quarter as there were eight more fiscal days in the fourth quarter. Shipments were up 10% compared to the same quarter last year due to improved OSB demand supported by increased mill productivity. In Europe, shipment volumes were up by 2% compared to the prior quarter primarily due to the increased fiscal days. European shipments were 5% higher compared to the same quarter last year due to increased demand in all key panel markets.

Norbord’s North American OSB operating mills produced at 94% of capacity in the fourth quarter of 2016, compared to 95% in the third quarter of 2016 and 84% in the fourth quarter of 2015. Norbord’s European mills produced at 95% of capacity in the fourth quarters of both 2016 and 2015, compared to 99% in the third quarter of 2016.

NORBORD 2016 ANNUAL REPORT    29

Norbord recorded operating income of $87 million in both the fourth and third quarters of 2016 and $33 million in the fourth quarter of 2015. Norbord’s Adjusted EBITDA for the fourth quarter was in line with the third quarter of 2016 and double the result for the fourth quarter of 2015.

Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2016 vs. Q3 2016	Q4 2016 vs. Q4 2015
Adjusted EBITDA – current period	$114	$114
Adjusted EBITDA – comparative period	114	57

Variance	—	57

Mill nets(1)	1	53
Volume(2)	17	17
Key input prices(3)	1	2
Key input usage(3)	(4)	1
Mill profit share and bonus	(1)	(4)
Other operating costs and foreign exchange(4)	(14)	(12)

Total	$—	$57

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

Adjusted EBITDA is generated from the following geographic segments:

(US $ millions)	Q4 2016	Q3 2016	Q4 2015
North America	$108	$106	$51
Europe	10	10	10
Unallocated	(4)	(2)	(4)

Total	$114	$114	$57

Norbord’s North American operations generated Adjusted EBITDA of $108 million in the fourth quarter of 2016, versus $106 million in the third quarter of 2016 and $51 million in the fourth quarter of 2015. Quarter-over-quarter, the increase of $2 million was primarily attributed to the impact of eight additional fiscal days in the fourth quarter, partially offset by the timing of annual maintenance shuts. The year-over-year increase of $57 million was primarily attributed to higher OSB prices, higher shipment volume and the timing of annual maintenance shuts, partially offset by higher mill profit share costs attributed to higher earnings.

In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 2% versus the third quarter of 2016 due to the timing of annual maintenance shuts, partially offset by the impact of eight additional fiscal days in the fourth quarter. Unit costs decreased by 2% versus the fourth quarter of 2015 as the timing of annual maintenance shuts was partially offset by higher supplies and maintenance costs.

Norbord’s European operations generated Adjusted EBITDA of $10 million in the fourth quarter of 2015, in line with all comparative periods. Quarter-over-quarter, the benefit of lower energy prices was offset by higher maintenance costs. Year-over-year the benefit of lower energy prices was offset by the translation impact of a weaker Pound Sterling.

Unallocated costs are higher than the third quarter of 2016 due to bonus accruals attributed to higher earnings but in line with the fourth quarter of 2015.

Norbord recorded earnings of $61 million ($0.71 per basic share and diluted share) in the fourth quarter of 2016, up from $55 million ($0.64 per basic and diluted share) in the third quarter of 2016 and $13 million ($0.15 per basic and diluted share) in the fourth quarter of 2015.

30    NORBORD 2016 ANNUAL REPORT

Excluding the impact of non-recurring items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $55 million ($0.64 per basic share and diluted share) in the fourth quarter of 2016 compared to $58 million ($0.68 per basic share and $0.67 per diluted share) in the prior quarter and $16 million ($0.19 per basic and diluted share) in the fourth quarter of 2015. Quarter-over-quarter Adjusted earnings decreased by $3 million primarily due to higher depreciation and amortization expense. Year-over-year Adjusted earnings increased by $39 million primarily due to higher North American OSB pricing and higher shipment volumes, partially offset by higher profit share costs attributed to higher earnings.

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $506 million, comprising $161 million in cash and cash equivalents, $125 million undrawn under its accounts receivable securitization program and $220 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At February 2, 2017, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services		Moody’s Investors Service
Secured notes	BB	BB-		Ba2
Issuer	BB	BB-		Ba2
Outlook	Negative	Positive	(1)	Stable

(1)	Upgraded from Stable in November 2016.

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

NORBORD 2016 ANNUAL REPORT    31

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning January 1, 2017. The Company does not expect these amendments to have a significant impact on its financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments are effective for the year beginning January 1, 2017. The Company does not expect this amendment to have a significant impact on its financial statements.

(iii)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(iv)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date to the year beginning on or after January 1, 2018. In April 2016, the IASB issued an amendment clarifying the guidance on identifying performance obligations, licences of intellectual property and principal versus agent, and to provide additional practical expedients upon transition. The Company is currently assessing the impact of IFRS 15 on its financial statements.

(v)	Share-Based Payments

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company does not expect this amendment to have a significant impact on its financial statements.

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(vi)	Foreign Currency Transactions and Advance Consideration

In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The Interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. The Interpretation is effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRIC 22 on its financial statements.

(vii)	Leases

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (IFRS 16) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently assessing the impact of IFRS 16 on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

Judgements

Information about management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or OCI will be affected.

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Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2016 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment are present and the value in use of property, plant and equipment and intangible assets needs to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Reforestation Obligation

The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgements and assumptions using historical experience. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

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RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for almost 90% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in product prices on Adjusted EBITDA:

	Sensitivity Factor		Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”		$59
OSB – Europe	€10 per m	[3]	8

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2017, 2020 and 2023 and has bank lines that are committed to May 2019, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

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Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Cross Border Trade

Norbord’s future performance is dependent upon international trade and, in particular, cross border trade between Canada and the United States and between the United Kingdom and European Union. Access to markets in the United States and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

When Norbord purchases timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.

In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.

Aboriginal groups have claimed substantial portions of land in various Canadian provinces over which they claim aboriginal title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.

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Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Pound Sterling, Euro and Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	net Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Third-Party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 40% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor (formerly the Communications, Energy and Paperworkers Union) representing members at the OSB mills in Barwick, Ontario, Chambord, Quebec and La Sarre, Quebec expire July 31, 2017, June 1, 2018 and June 30, 2021, respectively. The current contract with the Pulp, Paper and Woodworkers of Canada (PPWC) representing members at the OSB mill in 100 Mile House, British Columbia expires June 30, 2017. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. In addition, environmental laws and regulations could become more stringent in the future.

International Sales

A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

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Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

Norbord takes various positions in the normal course of business of filing its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are largely closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

Information Technology Infrastructure

In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

Cyber Security

Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee, and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.

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ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively. There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2016 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the gain on the Quebec asset exchange, costs related to the Merger, costs related to the proposed acquisition of Ainsworth by LP that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. The actual income tax recovery (expense) is deducted (added back) and a tax recovery (expense) calculated at the Canadian combined federal and provincial statutory rate is added (deducted). Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

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The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2016	2015	2014
Earnings (loss)	$183	$(56)	$(39)
Less: Gain on asset exchange	(16)	—	—
Add: Merger transaction costs	—	8	10
Add: Severance costs related to Merger	—	2	—
Add: Other costs incurred to achieve Merger synergies	8	5	—
Add: Costs related to High Level fire	1	—	—
Add: Costs on terminated LP acquisition	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	25	—
Add: Foreign exchange on Ainsworth Notes	—	28	28
Less: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	(4)	11
Add: Reported income tax expense (recovery)	61	(27)	(35)

Adjusted pre-tax earnings (loss)	237	(19)	(23)
Less: Income tax (expense) recovery at statutory rate(1)	(62)	5	6

Adjusted earnings (loss)	$175	$(14)	$(17)

(1)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items. Non-recurring items include the gain on the Quebec asset exchange, costs related to the Merger, costs related to the proposed acquisition of Ainsworth by LP that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2016	2015	2014
Earnings (loss)	$183	$(56)	$(39)
Add: Finance costs	52	55	53
Add: Depreciation and amortization	94	86	85
Add: Income tax expense (recovery)	61	(27)	(35)
Less: Gain on asset exchange	(16)	—	—
Add: Merger transaction costs	—	8	10
Add: Severance costs related to Merger	—	2	—
Add: Other costs incurred to achieve Merger synergies	8	5	—
Add: Costs related to High Level fire	1	—	—
Add: Costs on terminated LP acquisition	—	—	2
Add: Costs on early extinguishment of Ainsworth Notes	—	25	—
Add: Foreign exchange on Ainsworth Notes	—	28	28
Less: (Gain) loss on derivative financial instrument on Ainsworth Notes	—	(4)	11

Adjusted EBITDA	$383	$122	$115

EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.

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Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	2016	2015
Accounts receivable	$141	$135
Inventory	185	181
Prepaids	10	10
Accounts payable and accrued liabilities	(218)	(201)

Operating working capital	$118	$125

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	2016	2015
Operating working capital	$118	$125
Cash and cash equivalents	161	9
Taxes receivable	—	2
Taxes payable	(1)	(2)

Total working capital	$278	$134

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2016	2015
Property, plant and equipment	$1,262	$1,260
Intangible assets	22	18
Accounts receivable	141	135
Inventory	185	181
Prepaids	10	10
Accounts payable and accrued liabilities	(218)	(201)

Capital employed	$1,402	$1,403

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

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Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2016	2015
Long-term debt, principal value	$755	$755
Add: Other long-term debt	—	30
Less: Cash and cash equivalents	(161)	(9)

Net debt	594	776
Less: Other long-term debt	—	(30)
Add: Letters of credit	25	5

Net debt for financial covenant purposes	$619	$751

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2016	2015
Shareholders’ equity	$650	$519
Less: Intangible assets(1)	—	(18)
Add: Other comprehensive income movement(2)	79	47
Add: Impact of Ainsworth adopting USD as its functional currency	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth	$905	$724

(1)	Timber rights and software development costs were excluded from the definition of intangible assets when the bank lines were renewed in June 2016.
(2)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

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FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “future” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA–The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) effects of currency exposures and exchange rate fluctuations; (13) future operating costs; (14) availability of financing; (15) impact of future cross border trade rulings or agreements; (16) ability to implement new or upgraded information technology infrastructure; and (17) impact of information technology service disruptions or failures.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

NORBORD 2016 ANNUAL REPORT    43

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements have been prepared by the Company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the Company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the Company. In addition, the Company maintains an internal audit function that conducts periodic audits of the Company’s operations.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgement. The financial information presented throughout the Management’s Discussion and Analysis is generally consistent with the information contained in the accompanying consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the Company, and who are independent of the Company’s controlling shareholder. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

February 2, 2017

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

44    NORBORD 2016 ANNUAL REPORT

Independent Auditors’ Report

KPMG LLP
Bay Adelaide Centre	Telephone	(416) 777-8500
333 Bay Street Suite 4600	Fax	(416) 777-8818
Toronto ON M5H 2S5	Internet	www.kpmg.ca
Canada

To the Shareholders of Norbord Inc.

We have audited the accompanying consolidated financial statements of Norbord Inc. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 2, 2017

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

NORBORD 2016 ANNUAL REPORT    45

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2016	Dec 31, 2015
Assets
Current assets
Cash and cash equivalents		$161	$9
Accounts receivable	4	141	135
Taxes receivable		—	2
Inventory	5	185	181
Prepaids		10	10

		497	337

Non-current assets
Property, plant and equipment	6	1,262	1,260
Intangible assets	7	22	18
Deferred income tax assets	14	4	5
Other assets	8	14	15

		1,302	1,298

		$1,799	$1,635

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$218	$201
Taxes payable		1	2
Current portion of long-term debt	9	200	—

		419	203

Non-current liabilities
Long-term debt	9	546	745
Other long-term debt	4	—	30
Other liabilities	10, 11	27	31
Deferred income tax liabilities	14	157	107

		730	913

Shareholders’ equity	15	650	519

		$1,799	$1,635

(See accompanying notes)

Commitments and Contingencies (note 21)

On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
J. PETER GORDON	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

46    NORBORD 2016 ANNUAL REPORT

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	Note	2016	2015
Sales	23	$1,766	$1,509
Cost of sales	12	(1,378)	(1,376)
General and administrative expenses	12	(14)	(16)
Depreciation and amortization	6, 7	(94)	(86)

Operating income		280	31

Non-operating (expense) income:
Finance costs	13	(52)	(55)
Gain on asset exchange	3	16	—
Foreign exchange loss on Ainsworth Notes	9	—	(28)
Costs on early debt extinguishment	9	—	(25)
Gain on derivative financial instrument on Ainsworth Notes	9	—	4
Merger transaction costs		—	(8)
Severance costs related to Merger		—	(2)

Earnings (loss) before income tax		244	(83)
Income tax (expense) recovery	14	(61)	27

Earnings (loss)		$183	$(56)

Earnings (loss) per common share	17
Basic		$2.14	$(0.66)
Diluted		2.13	(0.66)

(See accompanying notes)

Consolidated Statements of Comprehensive Income

Years ended December 31 (US $ millions)	Note	2016	2015
Earnings (loss)		$183	$(56)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain on post-employment obligation	11, 14	5	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	14	(37)	(52)

Other comprehensive loss, net of tax		(32)	(48)

Comprehensive income (loss)		$151	$(104)

(See accompanying notes)

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Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	Note	2016	2015
Share capital
Balance, beginning of year		$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	15	7	3

Balance, end of year		$1,341	$1,334

Merger reserve	15	$(96)	$(96)

Contributed surplus
Balance, beginning of year		$10	$9
Stock-based compensation	15	1	1
Stock options exercised	15	(2)	—

Balance, end of year		$9	$10

Retained deficit
Balance, beginning of year		$(559)	$(463)
Earnings (loss)		183	(56)
Common share dividends		(26)	(40)

Balance, end of year(i)		$(402)	$(559)

Accumulated other comprehensive loss
Balance, beginning of year		$(170)	$(122)
Other comprehensive loss		(32)	(48)

Balance, end of year	15	$(202)	$(170)

Shareholders’ equity		$650	$519

(See accompanying notes)

(i) Retained earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013 (note 15)	$(263)	$(263)
All other retained earnings	(139)	(296)

	$(402)	$(559)

48    NORBORD 2016 ANNUAL REPORT

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	Note	2016	2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$183	$(56)
Items not affecting cash:
Depreciation and amortization		94	86
Deferred income tax	14	57	(25)
Gain on asset exchange	3	(16)	—
Gain on derivative financial instrument on Ainsworth Notes	9	—	(4)
Foreign exchange loss on Ainsworth Notes	9	—	28
Other items	18	(2)	14

		316	43
Net change in non-cash operating working capital balances	18	(5)	(21)
Net change in tax receivable		2	2

		313	24

Investing activities
Investment in property, plant and equipment		(95)	(59)
Investment in intangible assets		(6)	(9)
Proceeds received on asset exchange	3	7	—

		(94)	(68)

Financing activities
Common share dividends paid		(26)	(40)
Accounts receivable securitization (repayments) drawings, net	4	(30)	30
Issue of common shares	15	4	2
Issuance of debt		—	315
Debt issue costs		—	(6)
Repayment of debt		—	(315)
Premium on early debt extinguishment of Ainsworth Notes	9	—	(13)

		(52)	(27)

Foreign exchange revaluation on cash and cash equivalents held		(15)	(12)

Cash and cash equivalents
Increase (decrease) during year		152	(83)
Balance, beginning of year		9	92

Balance, end of year		$161	$9

(See accompanying notes, including note 18 for supplemental cash flow information)

NORBORD 2016 ANNUAL REPORT    49

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these consolidated financial statement notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and also began trading on the New York Stock Exchange (NYSE) on February 19, 2016. The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On March 31, 2015, Norbord completed a merger (the Merger) with Ainsworth Lumber Co. Ltd. (Ainsworth). The Merger was accounted for as a business combination of entities under common control as both entities were under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

Prior to the completion of the Merger, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively. Brookfield now controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on February 2, 2017.

(b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 20).

(d)	Functional and Presentation Currency

The US dollar is the presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of North American operations is the US dollar and the functional currency of European operations is the Pound Sterling.

(e)	Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

50    NORBORD 2016 ANNUAL REPORT

Foreign currency-denominated monetary assets and liabilities of the Company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings. Gains or losses on transactions that hedge these items are also included in earnings. Revenue and expenses are measured at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from intercompany loans to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (OCI).

(f)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(g)	Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, and investment grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

(h)	Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(i)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production basis. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs of disposal and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

NORBORD 2016 ANNUAL REPORT    51

(j)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized in accordance with the substance of the agreements (either on a straight-line basis or based on the volume of timber harvested). Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment as described in note 2(i) above.

(k)	Reforestation Obligations

For certain operations, timber is harvested under various licences issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

(l)	Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and their final five years’ or career average salary. The plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through OCI.

(m)	Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments is based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

52    NORBORD 2016 ANNUAL REPORT

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(n)	Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying value of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(o)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax expense (recovery) is recorded.

(p)	Share-Based Payments

The Company issues both equity-settled and cash-settled share-based awards to certain employees, officers and directors. Both types of awards are accounted for using the fair value method.

Equity-settled share-based awards are issued in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

Cash-settled share-based awards are issued in the form of restricted stock units (RSUs) and deferred stock units (DSUs). The fair value of the liability for RSUs is determined using the Black-Scholes option pricing model. The liability for the DSUs are fair valued using the closing price of the Company’s common shares on the grant date. DSUs are initially measured at fair value at the grant date, and subsequently remeasured to fair value at each reporting date until settlement. The liability related to cash-settled awards is recorded in other liabilities.

NORBORD 2016 ANNUAL REPORT    53

(q)	Revenue Recognition

Sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(r)	Government Grants

Government grants relating to the acquisition of property, plant and equipment are recorded as a reduction of the cost of the assets to which they relate, with any depreciation calculated on the net amount over the related asset’s useful life. Government grants relating to income or for the reimbursement of costs are recognized in earnings in the period they become receivable and deducted against the costs for which the grants were intended to compensate.

(s)	Impairment of Non-Derivative Financial Assets

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

(t)	Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

Level 1 –	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(u)	Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

54    NORBORD 2016 ANNUAL REPORT

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A. Judgements

Information about management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or OCI will be affected.

B. Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2016 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment are present and the value in use of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Reforestation Obligation

The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgements and assumptions using historical experience. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

NORBORD 2016 ANNUAL REPORT    55

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(v)	Future Changes in Accounting Policies

(i)	Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning January 1, 2017. The Company does not expect these amendments to have a significant impact on its financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments are effective for the year beginning January 1, 2017. The Company does not expect this amendment to have a significant impact on its financial statements.

(iii)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(iv)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date to the year beginning on or after January 1, 2018. In April 2016, the IASB issued an amendment clarifying the guidance on identifying performance obligations, licences of intellectual property and principal versus agent, and to provide additional practical expedients upon transition. The Company is currently assessing the impact of IFRS 15 on its financial statements.

56    NORBORD 2016 ANNUAL REPORT

(v)	Share-Based Payments

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company does not expect this amendment to have a significant impact on its financial statements.

(vi)	Foreign Currency Transactions and Advance Consideration

In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The Interpretation addresses how to determine the date of the transaction when applying IAS 21, The effects of changes in foreign exchange rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. The Interpretation is effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRIC 22 on its financial statements.

(vii)	Leases

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (IFRS 16) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently assessing the impact of IFRS 16 on its financial statements.

NOTE 3. ASSET EXCHANGE AGREEMENT

On October 28, 2016, the Company reached an agreement with Louisiana-Pacific Corporation (LP) to exchange OSB mills in the province of Quebec (the Asset Exchange) for no cash consideration. The Asset Exchange closed on November 3, 2016, with the Company swapping ownership of its mill in Val-d’Or for LP’s mill in Chambord. The Asset Exchange was accounted for as a non-monetary transaction in accordance with IAS 16, Property, Plant and Equipment, where the cost of property, plant and equipment acquired in exchange for non-monetary assets is measured at the fair value of the assets given up. Accordingly, the Chambord assets received were recorded at the fair value of the Val-d’Or assets exchanged. The Chambord liabilities assumed were recorded at their fair values. The Asset Exchange resulted in the following net changes to the Company’s financial results and position:

(US $ millions)	Note
Consolidated Statement of Earnings
Gain on asset exchange		$16
Income tax expense		(4)

Gain on asset exchange, net		$12

Consolidated Balance Sheet
Cash		$7
Property, plant and equipment	6	11
Other liabilities	10	(2)
Deferred income tax liabilities		(4)

Increase in net assets		$12

As part of the Asset Exchange, the Company received $7 million cash relating to the removal of a restrictive land-use covenant.

NORBORD 2016 ANNUAL REPORT    57

NOTE 4. ACCOUNTS RECEIVABLE

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, Norbord had transferred but continued to recognize $125 million (December 31, 2015 – $122 million) in trade accounts receivable, and Norbord recorded drawings of $nil as other long-term debt (December 31, 2015 –

$30 million) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 19). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. For the year, the utilization charge on drawings ranged from 1.5% to 2.1%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at February 2, 2017, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 5. INVENTORY

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Raw materials	$55	$52
Finished goods	61	65
Operating and maintenance supplies	69	64

	$185	$181

At year-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2015 – provision of less than $1 million).

58    NORBORD 2016 ANNUAL REPORT

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2014	$12	$321	$1,298	$84	$1,715
Additions	—	—	—	61	61
Disposals	—	—	(5)	—	(5)
Transfers	—	1	46	(47)	—
Effect of foreign exchange	—	(22)	(63)	(3)	(88)

December 31, 2015	12	300	1,276	95	1,683
Additions(1)	—	—	—	101	101
Net change from Asset Exchange (note 3)	1	5	4	—	10
Disposals	—	—	(3)	—	(3)
Transfers	—	8	49	(57)	—
Effect of foreign exchange	(1)	(2)	(43)	(3)	(49)

December 31, 2016	$12	$311	$1,283	$136	$1,742

Accumulated depreciation
December 31, 2014	$—	$75	$299	$—	$374
Depreciation	—	16	70	—	86
Disposals	—	—	(4)	—	(4)
Effect of foreign exchange	—	(6)	(27)	—	(33)

December 31, 2015	—	85	338	—	423
Depreciation	—	16	76	—	92
Disposals	—	—	(3)	—	(3)
Net change from Asset Exchange (note 3)	—	(1)	—	—	(1)
Effect of foreign exchange	—	—	(31)	—	(31)

December 31, 2016	$—	$100	$380	$—	$480

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Net
December 31, 2015	$12	$215	$938	$95	$1,260
December 31, 2016	12	211	903	136	1,262

(1)	Net of government grants of $3 million received related to the Inverness expansion project.

In 2016, $1 million of interest costs (2015 – less than $1 million) were capitalized and included as part of the cost of qualifying assets.

NOTE 7. INTANGIBLE ASSETS

(US $ millions)	Cost	Accumulated Amortization	Net Book Value
December 31, 2014	$27	$17	$10
Additions	9	—	9
Effect of foreign exchange	(2)	(1)	(1)

December 31, 2015	34	16	18
Additions	6	2	4
Disposals	(1)	(1)	—

December 31, 2016	$39	$17	$22

NORBORD 2016 ANNUAL REPORT    59

NOTE 8. OTHER ASSETS

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Investment tax credit receivable	$13	$13
Other	1	2

	$14	$15

NOTE 9. LONG-TERM DEBT

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Principal value
7.7% senior secured notes due February 2017	$200	$200
5.375% senior secured notes due December 2020	240	240
6.25% senior secured notes due April 2023	315	315

	755	755
Debt issue costs	(9)	(10)
Less: Current portion	(200)	—

	$546	$745

Maturities of long-term debt are as follows:

(US $ millions)	2017	2018	2019	2020	2021	Thereafter	Total
Maturities of long-term debt	$200	$—	$—	$240	$—	$315	$755

As at December 31, 2016, the effective interest rate on the Company’s debt-related obligations was 6.4% (2015 – 6.2%).

Senior Secured Notes Due 2017

The Company’s senior secured notes due in February 2017 bear a fixed interest rate that varies with the changes in the Company’s credit ratings. In 2016 and 2015, the interest rate was 7.70%. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2020

The Company’s senior secured notes due in December 2020 bear a fixed interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2023

The Company’s senior secured notes due in April 2023 bear a fixed interest rate of 6.25%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2020 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the Ainsworth $315 million senior secured notes due 2017 (Ainsworth Notes) that were assumed upon closing of the Merger (see note 1).

The Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. As a result, upon revaluation to Canadian dollars, Ainsworth recorded foreign exchange losses due to the strengthening of the US dollar. The Ainsworth Notes contained an embedded call option and this derivative was recorded initially at fair value with revaluation gains and losses subsequently. As a result of the early redemption, a premium of $13 million was paid, a $1 million charge related to net unamortized debt issue costs was recorded and an $11 million charge to extinguish the related derivative financial instrument was recognized.

60    NORBORD 2016 ANNUAL REPORT

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. In 2016, the Company amended these bank lines to reset the tangible net worth covenant to $500 million and extend the maturity date of the total aggregate commitment from May 2018 to May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017, 2020 and 2023 senior secured notes.

At year-end, none of the revolving bank lines were drawn as cash, $25 million (2015 – $5 million) was utilized for letters of credit and $220 million (2015 – $240 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis (note 19), of 65%. The Company was in compliance with the financial covenants at year-end.

Debt Issue Costs

Finance expense related to amortization of debt issue costs for 2016 was $2 million (2015 – $2 million).

NOTE 10. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2016	Dec 31, 2015
Defined benefit pension obligation(1)	11	$18	$23
Accrued employee benefits	15	5	5
Reforestation obligation		2	3
Other		2	—

		$27	$31

(1)	Includes $2 million assumed as a result of the Asset Exchange (see notes 3 and 11).

NORBORD 2016 ANNUAL REPORT    61

NOTE 11. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

Information about Norbord’s defined benefit pension obligation and assets is as follows:

(US $ millions)	2016	2015
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$140	$164
Current service cost	3	3
Interest on accrued benefit obligation	6	6
Benefits paid	(9)	(8)
Net actuarial loss arising from changes to:
Demographic assumptions	—	1
Financial assumptions	5	—
Experience adjustments	—	(1)
Increase arising from the Asset Exchange (see note 3)	6	—
Foreign currency exchange rate impact	1	(25)

Accrued benefit obligation, end of year(1)	$152	$140

Change in plan assets during the year
Plan assets, beginning of year	$117	$130
Interest income	5	5
Remeasurement gains:
Return on plan assets (excluding interest income)	10	(1)
Employer contributions	7	12
Benefits paid	(9)	(8)
Administrative expenses and taxes	—	(1)
Increase arising from the Asset Exchange (see note 3)	4	—
Foreign currency exchange rate impact	—	(20)

Plan assets, end of year(1)	$134	$117

Funded status
Accrued benefit obligation	$152	$140
Plan assets	(134)	(117)

Accrued benefit obligation in excess of plan assets	$18	$23

(1)	All plans have accrued benefit obligations in excess of plan assets with the exception of the UK plan.

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2016	2015

Current service cost	$3	$3
Interest cost	1	1
Administrative expense	—	1

Net periodic pension expense	$4	$5

62    NORBORD 2016 ANNUAL REPORT

The significant weighted average actuarial assumptions are as follows:

	2016	2015
Used in calculation of accrued benefit obligation, end of year
Discount rate	3.7%	4.0%
Rate of compensation increase	2.8%	3.0%
Used in calculation of net periodic pension expense for the year
Discount rate	3.9%	3.9%
Rate of compensation increase	2.8%	3.0%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2016 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(11)	$12
Compensation rate (1.0% change)	4	(3)
Future life expectancy (1 year movement)	3	(3)
Retirement age (1 year movement)	(2)	—

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2016	Dec 31, 2015
Asset category
Equity investments	57%	53%
Fixed income investments	40%	41%
Cash	3%	6%

Total assets	100%	100%

Cost of sales includes $11 million (2015 – $10 million) related to contributions to Norbord’s defined contribution pension plans.

NOTE 12. EMPLOYEE COMPENSATION AND BENEFITS

Included in Cost of sales and General and administrative expenses are the following:

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Short-term employee compensation and benefits	$178	$167
Long-term employee compensation and benefits	30	28
Share-based payments	2	3

	$210	$198

NORBORD 2016 ANNUAL REPORT    63

NOTE 13. FINANCE COSTS

The components of finance costs were as follows:

(US $ millions)	2016	2015
Interest on long-term debt(1)	$47	$49
Interest on other long-term debt	1	1
Amortization of debt issue costs	2	2
Revolving bank lines fees and other	1	2

	51	54
Net interest expense on net pension obligation	1	1

Total finance costs	$52	$55

(1)	Net of capitalized interest of $1 million and less than $1 million, respectively (note 6).

NOTE 14. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Property, plant and equipment, differences in basis	$(248)	$(265)
Benefit of tax loss carryforwards	87	149
Other temporary differences in basis	8	14

Net deferred income tax liabilities	$(153)	$(102)

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Deferred income tax assets	$4	$5
Deferred income tax liabilities	(157)	(107)

Net deferred income tax liabilities	$(153)	$(102)

As at December 31, 2016, the Company had the following approximate unused tax loss available to carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
Belgium	€ 32	Indefinite
Canada – non-capital loss	CAD $186	2036
Canada – capital loss	CAD $116	Indefinite
United States	US $132	2031

The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable. Certain deferred tax benefits relating to the above losses have been included in deferred income taxes in the consolidated financial statements. At each balance sheet date, the Company assesses its deferred income tax assets and recognizes the amounts that, in the judgement of management, are probable to be utilized. During the year, the Company has recognized $2 million in net deferred tax assets (2015 – $13 million in net deferred assets not recognized) relating to prior years’ losses and temporary differences. The Company also recognized $7 million net deferred tax assets (2015 – $4 million net deferred tax liabilities) related to items which were recorded in OCI. Of the total tax losses noted, the Company has not recognized      23 million (2015 –      23 million) in Belgium loss and CAD $116 million (2015 – CAD $286 million) capital loss and these unused tax losses do not expire.

64    NORBORD 2016 ANNUAL REPORT

In addition, the Company also has not recognized the following State tax loss and deductible temporary differences with the expiry date, if applicable:

(US $ millions)
Deductible temporary differences	$67
United States – State tax loss (2021–2036)(1)	$289

(1)	Aggregate loss from the States where our mills are located, excluding Texas.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2016 is $698 million (December 31, 2015 – $690 million).

Income tax expense (recovery) recognized in the statement of earnings comprises the following:

(US $ millions)	2016	2015
Current income tax	$4	$(2)
Deferred income tax	57	(25)

Income tax expense (recovery)	$61	$(27)

Income tax expense (recovery) is calculated as follows:

(US $ millions)	2016	2015
Income (loss) before income tax	$244	$(83)

Income tax expense (recovery) at combined Canadian federal and provincial statutory rate of 27% (2015 – 26%)	66	(21)
Effect of:
Rate differences on foreign activities	(7)	(16)
Non-recognition (recognition) of the benefit of prior years’ tax losses and other deferred tax assets	(2)	13
Non-recognition of deferred tax assets relating to foreign exchange gain	2	5
Current income tax (recovery) expense not previously recognized	2	(8)

Income tax expense (recovery)	$61	$(27)

Income tax (expense) recovery recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2016	2015
Actuarial gain on post-employment obligation	$5	$4
Tax	—	—

Net of tax	$5	$4

Foreign currency translation loss on foreign operations	$(44)	$(48)
Tax	7	(4)

Net of tax	$(37)	$(52)

NORBORD 2016 ANNUAL REPORT    65

NOTE 15. SHAREHOLDERS’ EQUITY

Share Capital

		2016		2015
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	85.4	$1,334	53.5	$662
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.4	7	0.1	3
Issue of common shares upon closing of Merger	—	—	31.8	669

Common shares outstanding, end of year	85.8	$1,341	85.4	$1,334

As at December 31, 2016, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Contributed Surplus

Contributed surplus at December 31, 2016 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Share-based Payments

Stock Options

	2016		2015
	Options (millions)	Weighted Average Exercise Price (CAD $)	Options (millions)	Weighted Average Exercise Price (CAD $)
Balance, beginning of year	2.3	$24.79	1.6	$26.81
Options granted	—	—	0.5	27.21
Options converted upon closing of Merger	—	—	0.4	17.53
Options exercised	(0.4)	14.93	(0.2)	16.73
Options expired	(0.1)	111.30	—	—

Balance, end of year	1.8	$25.28	2.3	$24.79

Exercisable at year-end	1.2	$25.18	1.3	$25.72

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, no stock options were granted (2015 – 0.5 million) and stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2015 – $1 million).

The table below outlines the significant assumptions used during the period to estimate the fair value of options granted:

	2016	2015
Risk-free interest rate	—	0.7%
Expected volatility	—	30%
Dividend yield	—	2.5%
Expected option life (years)	—	5
Share price (in Canadian dollars)	—	$27.05

Exercise price (in Canadian dollars)	—	$27.21

Weighted average fair value per option granted (in Canadian dollars)	—	$3.96

66    NORBORD 2016 ANNUAL REPORT

In 2016, 0.4 million common shares (2015 – 0.2 million common shares) were issued as a result of options exercised under the stock option plan for total proceeds of $4 million (2015 – $2 million). The weighted average share price on the date of exercise for 2016 was $31.71 (2015 – $27.03).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the stock options outstanding at December 31, 2016:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (CAD $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD $)	Options	Weighted Average Exercise Price (CAD $)
$ 6.50–$10.00	461,995	4.67	$9.57	361,995	$9.46
$10.01–$15.00	213,012	4.02	14.69	213,012	14.69
$15.01–$20.00	154,210	3.18	18.09	154,210	18.09
$20.01–$25.00	17,989	6.36	21.82	17,989	21.82
$25.01–$30.00	504,722	8.41	27.29	124,722	27.51
$30.01–$35.00	334,472	6.73	30.52	156,984	30.55
$60.90	90,630	1.10	60.90	90,630	60.90
$91.60	70,800	0.12	91.60	70,800	91.60

	1,847,830	5.53	$25.28	1,190,342	$25.18

Restricted and Deferred Stock Units

The Company has a Restricted Stock Unit (RSU) Plan granted to designated employees of the Company, or its subsidiaries. Units credited under this plan vest over three years. Such amount is paid in cash within 30 days of the vesting date. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

The Company also has a Deferred Common Share Unit (DSU) Plan granted to senior management and directors. A DSU is a unit equivalent in value to a common share. Following the participant’s termination of employment with the Company, the participant will be paid the market value of the common shares represented by the DSUs in cash. Holders of DSUs are allotted additional DSUs as and when dividends are paid on the Company’s common shares.

As at December 31, 2016, the total liability outstanding related to these plans was $4 million (December 31, 2015 – $3 million), of which $3 million (December 31, 2015 – $2 million) is recorded in other liabilities and $1 million (December 31, 2015 – $1 million) is recorded in accounts payable and accrued liabilities.

Dividend Reinvestment Plan

During the year, less than $1 million of dividends were reinvested in common shares (2015 – $1 million).

Merger Reserve

Merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance, and the book value of the Ainsworth equity exchanged upon closing of the Merger (note 1).

NORBORD 2016 ANNUAL REPORT    67

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Foreign currency translation loss on investment in foreign operations, net of tax of $(3) (December 31, 2015 – $(10))	$(167)	$(130)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2015 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $9 (December 31, 2015 – $8)	(27)	(32)

Accumulated other comprehensive loss, net of tax	$(202)	$(170)

NOTE 16. HIGH LEVEL FIRE

On May 4, 2016, a fire started in the wood yard of the High Level, Alberta mill. Production was halted immediately while the fire was brought under control. The fire destroyed a portion of the mill’s log inventory. The Company incurred costs to control the fire and restore the mill. The mill returned to production approximately three weeks later. The Company has insurance coverage for property damage and business interruption. During the year, the following amounts were recognized in cost of sales related to the fire:

(US $ millions)
Write-off of log inventory destroyed by the fire	$(7)
Costs of fire fighting and site restoration	(7)
Insurance recovery for the reimbursement of the lost log inventory, fire fighting costs and site restoration	13

Insurance claim deductible, net	(1)
Insurance recovery for business interruption	2
Net insurance claim recoverable	$1

At year-end, $13 million of insurance proceeds had been received and $2 million is included in accounts receivable. The insurance claim is ongoing.

68    NORBORD 2016 ANNUAL REPORT

NOTE 17. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2016	2015
Earnings (loss) available to common shareholders	$183	$(56)

Common shares (millions):
Weighted average number of common shares outstanding	85.6	85.4
Dilutive stock options(1)	0.5	—

Diluted number of common shares	86.1	85.4

Earnings (loss) per common share:
Basic	$2.14	$(0.66)
Diluted	2.13	(0.66)

(1)	Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At year-end, there were 0.5 million stock options (December 31, 2015 – 2.3 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 18. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprise:

(US $ millions)	2016	2015
Stock-based compensation	$2	$1
Pension funding (greater) less than expense	(4)	(9)
Cash interest paid less than interest expense	—	4
Amortization of debt issue costs	2	2
Unrealized foreign exchange gain	(1)	—
Costs on early debt extinguishment	—	25
Other	(1)	(9)

	$(2)	$14

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2016	2015
Cash (used for) provided by:
Accounts receivable	$(20)	$(16)
Prepaids	—	1
Inventory	(10)	10
Accounts payable and accrued liabilities	25	(16)

	$(5)	$(21)

Cash interest and income taxes comprise:

(US $ millions)	2016	2015
Cash interest paid	$50	$48
Cash income taxes paid (recovered), net	2	(4)

NOTE 19. CAPITAL MANAGEMENT

The capital of the Company consists of the components of equity and debt obligations. Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity, less certain adjustments.

NORBORD 2016 ANNUAL REPORT    69

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NOTE 20. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risk. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company periodically uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2016, Norbord has economically hedged approximately 9% of its 2017 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 56% of Norbord’s forecasted electricity consumption is purchased in regulated markets, and Norbord has hedged approximately 41% of its 2017 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they were normal purchases for the purpose of receipt.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

70    NORBORD 2016 ANNUAL REPORT

Currency Risk

Norbord’s primary foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

•	Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Under the Company’s risk management policy, the Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At year-end, the key performance metrics on the Company’s accounts receivable are in line with prior years. As at December 31, 2016, the provision for doubtful accounts was less than $1 million (December 31, 2015 – less than $1 million).

Under an accounts receivable securitization program (note 4), Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2016, Norbord had no drawings (December 31, 2015 – $30 million drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and issuer and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At December 31, 2016, Norbord had $161 million in cash and cash equivalents, $125 million undrawn under its accounts receivable securitization program and $220 million in unutilized committed revolving bank lines.

NORBORD 2016 ANNUAL REPORT    71

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

						Payments Due by Year
(US $ millions)	2017	2018	2019	2020	2021	Thereafter	Total
Principal	$200	$—	$—	$240	$—	$315	$755
Interest	41	34	33	32	20	30	190

Long-term debt, including interest	$241	$34	$33	$272	$20	$345	$945

Note: The above table does not include pension and post-employment benefit plan obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2016		Dec 31, 2015
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$161	$161	$9	$9
Accounts receivable	Loans and receivables	141	141	135	135

		$302	$302	$144	$144

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$218	$218	$201	$201
Long-term debt(1)	Other financial liabilities	755	777	755	760
Other long-term debt	Other financial liabilities	—	—	30	30
Other liabilities	Other financial liabilities	27	27	31	31

		$1,000	$1,022	$1,017	$1,022

(1)	Principal value of long-term debt excluding debt issue costs of $9 million (2015 – $10 million) (note 9).

Derivative Financial Instruments

Canadian Dollar Monetary Hedge

At year-end, the Company has foreign currency forward contracts representing a notional amount of CAD $49 million (December 31, 2015 – CAD $1 million) in place to sell US dollars and buy Canadian dollars with maturities of January 2017. The fair value of these contracts at year-end is an unrealized loss of less than $1 million (December 31, 2015 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end. In 2016, realized gains on the Company’s matured hedges were less than $1 million (2015 – $1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

72    NORBORD 2016 ANNUAL REPORT

NOTE 21. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

The Company has entered into various commitments as follows:

			Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$100	$81	$10	$191
Operating leases	4	6	2	12
Reforestation obligations	—	1	1	2

	$104	$88	$13	$205

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts, of which $57 million relates to the Inverness expansion project.

NOTE 22. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.

Indemnity Commitment

As at December 31, 2016, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

Norbord periodically engages the services of Brookfield for various financial, real estate and other business advisory services. In 2016, the fees for services rendered were less than $1 million (2015 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2016, net sales of $62 million (2015 – $48 million) were made to Interex. At year-end, $2 million (December 31, 2015 – $3 million) due from Interex was included in accounts receivable.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2016	2015
Salaries, incentives and short-term benefits	$3	$2
Share-based awards	1	1

	$4	$3

NORBORD 2016 ANNUAL REPORT    73

NOTE 23. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,361	$405	$—	$1,766
EBITDA(1)	363	41	(14)	390
Depreciation and amortization	80	14	—	94
Investment in property, plant and equipment	60	41	—	101
Property, plant and equipment	1,126	136	—	1,262

				2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,055	$454	$—	$1,509
EBITDA(1)	95	38	(75)	58
Depreciation and amortization	71	15	—	86
Investment in property, plant and equipment	50	11	—	61
Property, plant and equipment	1,139	121	—	1,260

(1)	EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings (loss) before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

NOTE 24. PRIOR PERIOD COMPARATIVES

Certain 2015 figures have been reclassified to conform with the current year’s presentation.

74    NORBORD 2016 ANNUAL REPORT

Five-Year Historical Review

(unaudited) (in US $ millions, except per share information)	2016	2015	2014	2013(1)	2012(1)
EARNINGS Sales	$1,766	$1,509	$1,601	$1,343	$1,149

Adjusted EBITDA(2)	383	122	115	287	188
Depreciation and amortization	(94)	(86)	(85)	(56)	(53)
Finance costs	(52)	(55)	(53)	(37)	(37)
Gain on asset exchange	16	—	—	—	—
Merger transaction costs	—	(8)	(10)	—	—
Severance and other costs to achieve Merger synergies	(8)	(7)	—	—	—
Costs related to High Level fire	(1)	—	—	—	—
Costs on early debt extinguishment	—	(25)	—	(20)	—
Foreign exchange loss on Ainsworth Notes	—	(28)	(28)	—	—
Gain (loss) on derivative financial instrument on Ainsworth Notes	—	4	(11)	—	—
Costs related to terminated LP acquisition	—	—	(2)	—	—

Earnings (loss) before income tax	244	(83)	(74)	174	98
Income tax (expense) recovery	(61)	27	35	(25)	(27)

Earnings (loss)	183	(56)	(39)	149	71

Adjusted earnings (loss)(2)	$175	$(14)	$(17)	$142	$72

Per common share
Earnings (loss), basic(3)	$2.14	$(0.66)	$(0.46)	$2.92	$1.63
Adjusted earnings (loss), basic(2,4)	2.04	(0.17)	(0.20)	2.78	1.65

FINANCIAL POSITION
Cash and cash equivalents	$161	$9	$92	$193	$128
Operating working capital	118	125	106	44	50
Property, plant and equipment	1,262	1,260	1,341	794	764
Net debt for financial covenant purposes(2,5)	619	751	418	251	315
Tangible net worth for financial covenant purposes(2,5)	905	724	404	492	422
Net debt to capitalization, book basis(2,5)	41%	51%	51%	34%	43%

CASH FLOW
Cash provided by operating activities	$313	$24	$16	$244	$136
Cash used for investing activities	(94)	(68)	(113)	(79)	(19)
Cash used for financing activities	(52)	(27)	(125)	(100)	(72)
Foreign exchange revaluation on cash and cash equivalents held	(15)	(12)	(13)	—	—

Increase (decrease) in cash and cash equivalents	$152	$(83)	$(235)	$65	$45

PER COMMON SHARE
Dividends declared (C $)	$0.40	$0.70	$2.40	$1.80	$—
Stock price (TSX) (C $)
High	35.67	29.07	32.92	37.55	30.65
Low	19.90	19.14	20.82	25.41	8.28
Close	33.91	26.95	26.34	33.86	30.19

(1)	Pre-2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 39.
(3)	Basic and diluted (loss) earnings per share are the same except diluted earnings per share for 2016, 2013 and 2012 are $2.13, $2.79 and $1.56, respectively.
(4)	Basic and diluted Adjusted (loss) earnings per share are the same except diluted Adjusted earnings per share for 2016, 2013 and 2012 are $2.03, $2.66 and $1.59, respectively.
(5)	2014 figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.

NORBORD 2016 ANNUAL REPORT    75

Selected Quarterly Information

(unaudited)					2016
(in US $ millions, except per share information)	Q1	Q2	Q3	Q4	Total
Sales
North America	$281	$338	$356	$386	$1,361
Europe	103	109	97	96	405

Total	384	447	453	482	1,766

Adjusted EBITDA(1)
North America	53	85	106	108	352
Europe	10	11	10	10	41
Unallocated	(2)	(2)	(2)	(4)	(10)

Total	61	94	114	114	383

Depreciation and amortization	(21)	(24)	(23)	(26)	(94)
Finance costs	(13)	(13)	(13)	(13)	(52)
Gain on asset exchange	—	—	—	16	16
Merger transaction costs	—	—	—	—	—
Severance and other costs incurred to achieve Merger synergies	(1)	(2)	(4)	(1)	(8)
Costs related to High Level fire	—	(1)	—	—	(1)
Costs on early extinguishment of Ainsworth Notes	—	—	—	—	—
Foreign exchange loss on Ainsworth Notes	—	—	—	—	—
Gain on derivative financial instrument on Ainsworth Notes	—	—	—	—	—

Earnings before income tax	26	54	74	90	244
Income tax expense	(3)	(10)	(19)	(29)	(61)

Earnings	23	44	55	61	183

Adjusted earnings(1)	$20	$42	$58	$55	$175

Per common share
Earnings, basic(2)	$0.27	$0.51	$0.64	$0.71	$2.14
Adjusted earnings, basic(1,3)	0.23	0.49	0.68	0.64	2.04
Cash provided by operating activities(1)	0.04	0.97	1.13	1.52	3.66
Dividends declared(4)	0.10	0.10	0.10	0.10	0.40

Key performance metrics
Return on capital employed(1)	30%	32%	26%	18%	27%
Net debt for financial covenant purposes(1)	$749	$751	$705	$619
Tangible net worth for financial covenant purposes(1)	740	799	848	905
Net debt to capitalization, market basis(1)	32%	31%	29%	25%
Net debt to capitalization, book basis(1)	50%	48%	45%	41%

(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 39.
(2)	Basic and diluted earnings per share are the same except diluted earnings per share for 2016 is $2.13.
(3)	Basic and diluted Adjusted earnings per share are the same except diluted Adjusted earnings per share for Q3 2016 is $0.67 and for 2016 is $2.03.
(4)	Dividends declared per share stated in Canadian dollars.

76    NORBORD 2016 ANNUAL REPORT

(unaudited) (in US $ millions, except per share information)	Q1	Q2	Q3	Q4	2015 Total
Sales
North America	$241	$250	$258	$306	$1,055
Europe	110	115	120	109	454

Total	351	365	378	415	1,509

Adjusted EBITDA(1)
North America	11	11	22	51	95
Europe	7	10	11	10	38
Unallocated	(2)	(2)	(3)	(4)	(11)

Total	16	19	30	57	122

Depreciation and amortization	(21)	(22)	(22)	(21)	(86)
Finance costs	(14)	(13)	(14)	(14)	(55)
Gain on asset exchange	—	—	—	—	—
Merger transaction costs	(7)	(1)	—	—	(8)
Severance and other costs incurred to achieve Merger synergies	(1)	(3)	—	(3)	(7)
Costs related to High Level fire	—	—	—	—	—
Costs on early extinguishment of Ainsworth Notes	—	(25)	—	—	(25)
Foreign exchange loss on Ainsworth Notes	(28)	—	—	—	(28)
Gain on derivative financial instrument on Ainsworth Notes	4	—	—	—	4

(Loss) earnings before income tax	(51)	(45)	(6)	19	(83)
Income tax recovery (expense)	14	22	(3)	(6)	27

(Loss) earnings	(37)	(23)	(9)	13	(56)

Adjusted (loss) earnings(1)	$(14)	$(12)	$(4)	$16	$(14)

Per common share
(Loss) earnings, basic and diluted	$(0.43)	$(0.27)	$(0.11)	$0.15	$(0.66)
Adjusted (loss) earnings, basic and diluted(1)	(0.15)	(0.15)	(0.05)	0.19	(0.17)
Cash (used for) provided by operating activities(1)	(0.61)	(0.04)	0.27	0.66	0.28
Dividends declared(2)	0.25	0.25	0.10	0.10	0.70

Key performance metrics
Return on capital employed(1)	4%	5%	8%	15%	9%
Net debt for financial covenant purposes(1)	$442	$749	$758	$751
Tangible net worth for financial covenant purposes(1)	388	738	722	724
Net debt to capitalization, market basis(1)	29%	30%	32%	32%
Net debt to capitalization, book basis(1)	53%	50%	51%	51%

(1)	Non-IFRS measure; see the Non-IFRS Financial Measures section on page 39.
(2)	Dividends declared per share stated in Canadian dollars.

NORBORD 2016 ANNUAL REPORT    77

Glossary

Bsf: Measurement for panel products equal to a billion square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Merger: On March 31, 2015, Norbord completed its merger with Ainsworth. The Merger created the largest global OSB producer and brought together Norbord’s manufacturing cost leadership with Ainsworth’s track record of innovation in product development.

MIP: Norbord’s Margin Improvement Program is a company-wide effort to reduce manufacturing costs through improved productivity and lower raw material use, reduce overhead costs and improve product mix. MIP gains are measured relative to the previous year at constant prices and exchange rates.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

78    NORBORD 2016 ANNUAL REPORT

Board of Directors

Jack Cockwell Director since 1987 Director, Brookfield Asset Management Inc. Pierre Dupuis Director since 1995 Corporate Director Paul Gagné Director since 2015 Corporate Director

Peter Gordon

Chair

Director since 2015

Managing Partner,

Brookfield Asset

Management Inc.

Paul Houston

Lead Director

Director since 2015

Corporate Director

Barrie Shineton

Vice Chair

Director since 2004

Corporate Director

Denis Turcotte

Director since 2012

President and Chief

Executive Officer, North

Channel Management

and North Channel Capital

Partners

Peter Wijnbergen

Director since 2014

President and Chief

Executive Officer,

Norbord Inc.

Additional details on Norbord’s Directors are provided in the Management Proxy Circular dated March 3, 2017, which is available on Norbord’s website at www.norbord.com, on SEDAR at www.sedar.com and on EDGAR at www.gov.sec.

Senior Management

Peter Gordon

Chair

Barrie Shineton

Vice Chair

Peter Wijnbergen

President and

Chief Executive Officer

Robin Lampard

Senior Vice President and

Chief Financial Officer

Karl Morris

Senior Vice President,

Europe

Nigel Banks

Senior Vice President,

Corporate Services

Michael Dawson

Senior Vice President,

Sales, Marketing and

Logistics

Jack Wallingford

Vice President,

Operations – North

Kevin Burke

Vice President,

Operations – South

Scott Pearson Vice President, Operations – West James Black Vice President, Technology and Engineering Services Alan McMeekin Vice President, Operations and Finance Europe

NORBORD 2016 ANNUAL REPORT    79

Corporate Information

Norbord Inc.

1 Toronto Street, Suite 600

Toronto, Ontario

M5C 2W4

416-365-0705 or

1-888-667-2673

www.norbord.com

info@norbord.com

TSX and NYSE stock

symbol: OSB

Sales

Toronto, Ontario

416-365-0705

1-800-387-1740

Cowie, Scotland

011-44-1786-819220

Media and Investor Relations

Heather Colpitts

Senior Manager, Corporate Affairs

416-365-0705

info@norbord.com

Investor Information

2017 Financial Calendar

Norbord Year-End

December 31

(dates on or about)

Q1 Earnings Release

May 2, 2017

Q2 Earnings Release

July 28, 2017

Q3 Earnings Release

October 27, 2017

Q4 and 2017 Full Year

February 2, 2018

Annual Meeting of Shareholders

Tuesday, May 2, 2017

at 10:00 a.m.

The Albany Club

91 King Street East

Toronto, Ontario

M5C 1G3

Shareholder Inquiries

Elaine Toomey

Assistant Corporate Secretary

416-365-0705

info@norbord.com

Shareholder Information

Main Transfer Agent & Registrar

CST Trust Company

320 Bay Street, 3rd Floor

Toronto, Ontario

M5H 4A6

416-682-3860 or

1-800-387-0825

inquiries@canstockta.com

Co-Transfer Agent & Registrar

American Stock Transfer &

Trust Company, LLC

6201 15th Avenue

Brooklyn, NY

11219

1-800-937-5449 or

718-236-2641

info@amstock.com

To receive additional copies of

this report, please contact us at

1-888-667-2673, 416-365-0705

or info@norbord.com.

80    NORBORD 2016 ANNUAL REPORT